Owens-Illinois 2002 Annual Report

ILLINOIS GLASS COMPANY
BOTTLES
OF EVERY DESCRIPTION

Many of those same consumer end uses are still delivered today, in containers that embody 100 years of advancements in packaging technology.

2003


Gerber

1903

Early machine-manufatured glass containers brought hundreds of consumer goods to the masses that were once viewed as one-time luxuries.





Michael J. Owens, founder of the Owens Bottle Machine Company and inventor of the "AR" Bottle Machine

Profile

It was 100 years ago that Michael J. Owens invented the first automatic bottle-making machine thus revolutionizing the manufacture of glass containers. This invention paved the way for a century of change as the Owens Bottle Machine Company of 1903 evolved into the Owens-Illinois of 2003.

Today, Owens-Illinois is one of the world's leading manufacturers of glass and plastics packaging products. With more than 140 manufacturing plants on five continents, we are the largest manufacturer, the low-cost producer, and the leader in technology in most of the major market segments we serve. In fact, our blue chip customers represent many of the world's best-known consumer products companies and brands.

Glass Containers

Owens-Illinois is the largest manufacturer of glass containers in North America, South America, Australia, and New Zealand, and one of the largest in Europe. Approximately one of every two glass containers made worldwide is manufactured by O-I, its affiliates, or its licensees.

- 2002 net sales: $3.9 billion (70% of company-wide net sales)
- O-I is the leading glass container manufacturer in 17 of the 19 countries where we compete and the sole manufacturer in eight of those countries.
- Technology network: 25 companies in 24 countries.
- Principal end uses: beer, food, tea, juice, liquor, wine, ready-to-drink low-alcohol refreshers, pharmaceuticals.

Plastics Packaging

O-I is a leading supplier of plastics packaging including consumer products (blow-molded containers, injection-molded closures and dispensing systems) and prescription products. The company has plastics packaging operations in North America, South America, Europe, Australia, and New Zealand.

- 2002 net sales: $1.7 billion (30% of company-wide net sales)
- O-I is one of the few suppliers able to provide customers with a total package consisting of both container and closure.
- Technology network: 24 companies in 15 countries.
- Principal end uses: food and beverage products, household, chemical, automotive, personal care, health care, prescription products.

O-I 100th Anniversary 1903-2003

Table of Contents

2002 Highlights

Entering our second century of operations in 2003, Owens-Illinois is widely recognized as a leader in glass and plastics packaging around the world.

Our leadership in technology dates back to the company's origins and the invention of the automatic glass bottle blowing machine by Michael J. Owens. Technological leadership remains a key factor today in our strategy to design and produce innovative packaging to help our customers grow around the world.

In 2002, a favorable combination of price, cost, volume and product mix across most of our global product lines enabled our operations to achieve strong results. Other positive contributors included lower energy cost and interest expense in the first part of the year and generally favorable foreign exchange rates. In 2003, non-operational factors such as lower pension income and higher interest expense will make year-over year earnings comparisons more difficult.

We cut total debt to its lowest year-end level since 1997. Strong cash flows enabled us to reduce debt by nearly $55 million during 2002.

Institutional investors responded strongly to new debt offerings, reflecting a favorable assessment of our long-term financial strength. Proceeds from $1.625 billion in senior secured notes issued during 2002 were used to reduce variable rate borrowings. We expect to continue this refinancing program in 2003.

Our Canadian operations, acquired late in 2001, were accretive to cash and earnings in 2002. We believe that these operations offer opportunity for significant improvement going forward as we bring their performance up to the standards of our U.S. facilities.

Increasing international demand is the result of a variety of factors, including the growing wine industry in Australia. Following a major expansion program that was formally dedicated in 2002, our glass container manufacturing facility in Adelaide is now our most productive wine bottle plant.

Strategic improvements in plastics during 2002 included the start-up or construction of new plants in the U.S. and the Far East to serve blue chip customers as well as the closing or consolidation of production at several manufacturing facilities.

Early in 2003, we advanced our strategy to grow with blue chip customers, concluding an expanded supply agreement with a major customer. The agreement includes plans for construction of a strategically located state-of-the-art glass container plant in North America.

Owens-Illinois 2002 Financial Highlights

Millions of dollars, except per share amounts

Summary of Financial Data (a)	**2002**	2001
Revenues	**$5,760.1**	$6,013.3
EBIT(b)	**414.2**	1,074.3
Net interest expense	**397.6**	407.1
Earnings before extraordinary items and cumulative effect of accounting change	**9.4**	360.7
Net earnings (loss)	**(460.2)**	356.6
Diluted earnings per share:		
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**(0.08)**	2.33
Net earnings (loss)	**(3.29)**	2.30
Capital expenditures	**496.0**	531.9
Depreciation	**428.2**	403.2
Amortization of goodwill		92.3
Amortization of intangibles	**29.4**	28.3
Total debt	**5,346.2**	5,400.9
Total share owners' equity	**$1,670.8**	$2,151.8
Shares outstanding at year-end	**147,351,482**	146,478,948
Weighted diluted average shares for the year	**146,615,931**	145,660,602

(a) The net effect of the unusual item for 2002, net of $0.02 of dilutive effects, was a decrease of $2.09 per share. The net effect of the unsual items for 2001 was an increase of $1.11 per share.

Goodwill amortization was discontinued in 2002 as a result of the change in accounting method. In 2001, goodwill amortization amounted to $0.64 per share.

(b) EBIT is comprised of earnings before interest income, interest expense, provision for income taxes, minority share owners' interests in earnings of subsidiaries, cumulative effect of account change, and extraordinary charges.

To Our Share Owners

Joseph H. Lemieux, *Chairman and Chief Executive Officer*, in the Innovation Center at Levis Development Park in Perrysburg, Ohio.



As Owens-Illinois begins its second century of operations, our company is solidly positioned as a worldwide leader in glass and plastics packaging. We turned in a strong performance in 2002, due mainly to a favorable combination of price, cost, volume and product mix across most of our global product lines. This resulted in improved earnings before unusual and extraordinary items and strong cash flows that enabled us to reduce debt by nearly $55 million.

Looking ahead, we expect year-over-year earnings comparisons to be more difficult in 2003, due principally to non-operational factors such as lower pension income and higher interest expense. Nonetheless, given our leadership in technology and the competitive strengths of our core businesses, we are well- positioned to serve as a trusted partner with our blue chip customers as they continue to implement their long term growth

1903
Michael J. Owens invents the first automatic bottle-making machine, leading to the formation of Owens Bottle Machine Company, which commences business on September 1, 1903.

1907
The board of directors decides to increase earnings by dedicating more resources to bottle production.

1913
Owens Bottle Machine Company receives a letter from the National Child Labor Committee commending the company, stating the Owens machine has done more to eliminate child labor than any other group has been able to through legislative efforts.



1916
On July 25, 1916, Owens' preferred and common stock are first listed on the New York Stock Exchange.

strategies in North America and around the world. For example, we recently concluded an expanded supply agreement with Anheuser-Busch, including construction of a state-of-the-art glass container manufacturing plant to supply the Anheuser-Busch brewery in Fort Collins, Colorado.

An Enduring Legacy

Our leadership in technology has its origins in the earliest days of the company, when the Owens Bottle Machine Company was formed to fully realize the potential of the automatic glass bottle blowing machine invented by Michael J. Owens. The Owens machine not only revolutionized glass manufacturing, it paved the way for revolutionary changes in containers, filling lines, and distribution channels. The result was a significant improvement in living standards, as a growing array of products became increasingly affordable and more readily available to the public. Today, as then, our focus on technology translates into packaging designed to make leading products affordable and accessible to more people around the world. Competitive strengths highlighted below define the Owens-Illinois of today and are very much a product of the vision and values of the men and women who have helped guide the company through its first 100 years.

- *Packaging Leader.* As one of the world's leading manufacturers of glass and plastics packaging, we have built relationships with an enviable list of blue chip customers, including many of the world's leading producers of food, beverage, household, personal care, and health care products. In glass containers, we are the leading manufacturer in 17 of the 19 countries where we compete. In plastics packaging, we are the leading supplier in all four of the major end use markets in which we compete in the United States.

1929

Owens Bottle Company acquires the assets of Illinois Glass Company and merges its name to Owens-Illinois Glass Company.

1932

Owens-Illinois produces plastic closures for the first time.

1933

Owens-Illinois erects a glass-block building at the Century of Progress Exposition at the World's Fair in Chicago. Among the exhibits: an animated model of an operating glass plant.



1940

Owens-Illinois' Duraglas wins the award for the year's best package debut from *Modern Packaging Magazine.*

- *Technology Leader.* Our research, development, and engineering activities are the source of significant and ongoing productivity gains as well as achievements in new product development. Recognizing our technology leadership, many multinational consumer companies have made us their packaging supplier of choice.
- *Low-Cost Producer.* Due in large part to our proprietary equipment and process technology, we believe that we are the low-cost producer of glass containers in North America. In addition, machine development activities and systematic upgrading of production equipment have given us low-cost leadership in the glass container segment in most of the countries in which we compete.
- *Worldwide Licensee Networks.* In glass containers, we license our proprietary technology to 25 companies in 24 countries. In plastics, we have technical assistance agreements with 24 companies in 15 countries. These worldwide networks provide a stream of revenue to support our ongoing technology activities while at the same time giving us the opportunity to participate in the rigid packaging market in countries where we do not have a presence.

Consistent Cash Flows

The competitive strengths outlined above have translated consistently into dependable cash flows, an important factor in our ability to fund capital investment programs along with other responsibilities. In 2002, for example, we were able to satisfy all of our capital spending requirements, handle our asbestos-related outlays, address all other obligations – and still generate free cash flow. Furthermore, our asbestos spending has declined. Cash outlays for asbestos were down by about 10% in 2002 and pending cases at year end were down by about 11%. Unlike many other defendants in the litigation, the company produced an asbestos-containing insulation material that was used only in specialized industrial applications. That business was sold approximately 45 years ago. Based on current trends, we expect our exposure to asbestos-related litigation to continue to decline.

1941

The company establishes the Service Retirement Trust Fund for employees in December.

1953

O-I becomes co-founder of the Keep America Beautiful campaign against litter.


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TURN IN YOUR EMPTY
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fight litter

1955

O-I establishes its first non-discrimination-in-employment policy.

1956

O-I institutes a college scholarship plan, which includes scholarships that cover tuition and fees.

For additional information on asbestos-related matters, see Note 19 to Consolidated Financial Statements, page 51. Strong cash flows and superior cash flow margins are key features that set us apart from competitors. Over the past decade, we have generated strong cash flow margins within a consistent range. A direct result of our longstanding commitment to technology, the dependability of our margins and cash flows represents a key consideration for investors.

Financial Flexibility

We further improved our financial flexibility during the past year, as we lowered total debt, reduced our exposure to variable interest rates, and extended maturities. Total debt as of December 31, 2002, was $5.346 billion. That was down by nearly $55 million from the prior year and is the lowest year-end level since 1997. We continue to focus on management of working capital, which was a key contributor to our debt reduction over the past year. During 2002, our Owens-Brockway Glass Container Inc. subsidiary issued $1.625 billion in senior secured notes, using the proceeds to reduce variable rate borrowings under the bank credit facility. This was part of an ongoing debt refinancing program that we expect to continue in 2003. Because of strong demand by institutional investors, our 2002 offerings of new senior secured notes were increased significantly beyond their initial levels. We believe that this successful outcome reflects a very positive assessment by investment professionals of the long-term financial strength of our company. As a result of these refinancings, we have significantly extended our average debt maturity and further enhanced the future financing profile of the company. In addition, we have reduced our exposure to rising interest rates in the future.

1958

The company makes its first blown plastic containers using high density polyethylene.



1965

The corporate name changes from Owens-Illinois Glass Company to Owens-Illinois, Inc.

1968

O-I starts the nation's first public glass container collection program at one plant. The program soon spreads to all 18 communities where O-I has glass container plants. By 1970, O-I recycles 13 million pounds of glass containers annually.

1972

Demand for child-resistant closures increases as a result of Food and Drug Administration standards. O-I forms the Closure Division.



Strategic Investments

As it has been from the beginning, technical innovation is at the heart of our business strategy, as we develop and apply leading edge technologies to improve quality, service, profitability, and cash flow. We believe that our investments in technology are among the highest in the worldwide rigid packaging market. Over the past five years alone, we have invested more than $2.3 billion in capital expenditures, excluding acquisitions, and $362 million for research, development, and engineering activities to improve productivity, increase capacity in growing markets, and commercialize technology into new products. We have directed a significant portion of our cash flows into these investments, which we believe have been critical in maintaining and enhancing our global leadership position. We also have targeted a significant portion of our cash flows toward funding expansion into higher growth international glass and plastics operations. Over the past 10 years, as we've shifted our portfolio toward international glass and plastics, we also have improved both our cash flow and cash flow margins. Today we have a balanced portfolio of businesses, with North American glass, international glass, and plastics each representing about one-third of the total.

Opportunities for Improvement

Our North American glass business, strengthened by our Canadian acquisition in October 2001, is in excellent condition. The acquisition, which positions us as the sole glass container manufacturer in Canada, has been accretive, in terms of both cash and earnings, in the first year. Furthermore, it offers opportunities for significant improvement. The Canadian facilities currently generate margins that are only about half the level of those of our U.S. plants. As a result, they provide opportunities for significant increases going forward as we systematically upgrade those facilities and bring their performance up to our U.S. standards. The North American

1982



New O-I corporate headquarters building in Toledo, Ohio, opens.

1983

The Owens "AR" bottle blowing machine is designated as one of the most significant mechanical engineering achievements in world history.



1987

O-I is acquired by Kohlberg Kravis Roberts & Co. and becomes a private company.

1988

Owens-Illinois acquires Brockway, Inc. to grow its glass and plastics packaging businesses.

Brockway

glass container industry is in the final stages of a long consolidation process, which has played to our strengths as the largest supplier, technology leader, and low-cost producer. Today only three principal manufacturers remain in the U.S. and Canada, compared with 20 glass companies in operation as recently as 1987. While other companies left the industry, we have continued investing to expand our share and improve productivity. Over the past 10 years, we have more than doubled our overall glass container labor and machine productivity in the United States. We believe that such improvements have given us significant productivity and efficiency advantages over our competitors.

Growing International Demand

In our international markets, demand for glass containers continues to grow. We believe that demographic and economic trends in certain developing regions of the world, including parts of South America, Eastern and Central Europe, and the Asia Pacific region, will lead to increases in demand for glass containers over time. Key contributors to long-term growth include the rise of branded, pre-packaged foods and beverages, conversions of refillable containers to recyclable one-way glass bottles, and the growth of selected regional wine industries - especially in Australia and Italy. Because of our leadership in glass technology and status as low-cost producer, we are often the glass container supplier of choice for consumer products companies seeking to expand their operations around the world. We have strategically expanded our international operations through acquisitions, increasing capacity at selected locations, and maintaining our global network of technology licensees.

New Product Development

In plastics we have a large number of new products in the pipeline, which implies good volume growth as we move into 2003. Worldwide unit shipments were up by more than 5% in 2002. Our plastics man-

1990
Owens-Brockway Prescription Products celebrates 20 years of progress in child-resistant packaging.

1991
Owens-Illinois completes an initial public offering of common stock, again becoming a publicly-traded company.


OWENS-ILLINOIS, INC.

1992
Owens-Illinois establishes the Minority Education Program.

1994
O-I installs computerized work stations on every glass container forming line for increased production and efficiency.



agement has done an excellent job of offsetting pricing pressures by driving down costs and improving productivity. We are the number one plastics packaging supplier in four major end uses: food and beverage (excluding carbonated soft drinks and water), household and chemical, personal care, and health care. An important area of focus is expansion of our presence in the growing health care packaging market. Our strategy is to serve as development supplier for the world's major consumer products and health care companies, serving areas where our customers seek to differentiate their products by presenting them in distinctive and functional plastic packaging. We work on some 2,500 new product development projects a year with customers such as Procter & Gamble, Johnson & Johnson, Unilever, Tropicana, Merck, Bristol Meyers and many others. Newly introduced items typically account for about 25% of our plastics packaging sales each year.

Directors

During the past year it was my pleasure to welcome two new members to the Owens-Illinois Board of Directors — Anastasia D. Kelly and Gary F. Colter. Ms. Kelly served most recently as senior vice president and general counsel of Sears, Roebuck and Co. and prior to that as senior vice president, general counsel and secretary of Fannie Mae. Mr. Colter is president of CRS Inc., a management consulting firm. Prior to that he had a distinguished 34-year career with KPMG, where he served most recently as vice chairman of KPMG Canada. Both are serving on the Audit Committee of the Board, and each brings a wealth of knowledge and experience that will be of great value in serving our share owners. The past year also marked the retirement of Robert J. Lanigan, chairman emeritus, who retired from the Board after a distinguished career that spanned 52 years of service with Owens-Illinois.

1995

The company's plastics and closures segment becomes a billion-dollar business for the first time.



1996

Owens-Illinois has net sales of $3.8 billion and record net earnings of $191.1 million.

1997

O-I acquires AVIR S.p.A, one of Europe's leading glass container companies. It is the largest international acquisition to date.

AVIR

1998

O-I acquires glass and plastics packaging businesses of BTR plc., further expanding O-I manufacturing operations in the United States, Australia, New Zealand, China, Indonesia and other foreign countries.



Special Thanks

In closing, I would like to give special thanks to the men and women of Owens-Illinois for their many contributions to our company. In their daily pursuit of innovation, they reflect our heritage of technological innovation manifested by Mike Owens and his colleagues at the birth of our company 100 years ago. A special word of appreciation is due also to our fellow share owners. We are grateful for your support and we look forward to new opportunities to increase value for share owners by meeting the growing worldwide demand for innovative packaging.

Joseph H. Lemieux
Chairman and Chief Executive Officer

1999


HOLD
TAB DOWN
TURN

The National Wholesale Druggists' Association awards the 1-Clic prescription vial system the DIANA award for Best New Product Introduction in General Merchandise.

2000

Worldwide shipments of glass containers by Owens-Illinois and its affiliates reach an all-time high of approximately 100 million per day.



2001

Owens-Illinois opens its plastics Innovation Center, designed to stimulate creative collaboration with customers.

2002

O-I holdings now include over 140 manufacturing plants spanning five continents.



A Legacy of Invention Innovation, & Integrity

When Michael J. Owens, one of the founders of Owens-Illinois, invented the first automatic bottle-making machine in 1903, he revolutionized the glass-making process and set new standards for technology innovation, productivity, and production affordability.

Today, after 100 years, those same key benefits – along with continual investment in research, development, and engineering – are the driving forces behind our success in developing packaging solutions worldwide. Our leadership position is built on our daily pursuit of innovation – developing packaging solutions for customers throughout the world. Because of our longstanding customer relationships and our leadership in technology, we are well positioned to grow with the product development activities of our broad base of blue chip customers.

Owens-Illinois
A Legacy of Invention, Innovation, & Integrity





A Legacy of **Invention,** Innovation, & Integrity

When Michael J. Owens invented the first automatic bottle-making machine in 1903, it was hailed as the most significant development in glass-making since the invention of the blowpipe more than 2,000 years ago. The Owens machine transformed glassmaking from a handmade operation to a fully-automated industry focused on technology and innovation. It made possible the mass production of glass containers of uniform height, weight and capacity. And it brought hundreds of consumer goods to the masses that were once viewed as one-time luxuries. At its inception, the Owens machine made an unprecedented nine bottles a minute, or nearly 13,000 a day. At that time, skilled glass blowers could make at the most 3,000 bottles a day. In contrast, our fastest machines today produce 720 bottles per minute, or over 1 million a day. Perhaps one of the most notable impacts of the Owens machines on the glass industry was the elimination of child labor from the nation's glass plants by removing a step in the manufacturing process where children were frequently employed for dangerous manual labor such as holding the molds. In 1913, the National Child Labor Committee of New York City commended the Owens Bottle Machine for doing more to eliminate child labor than any advocacy group had accomplished through legislative efforts. These advancements in glass container manufacturing laid the groundwork for success in plastics packaging manufacturing. Owens-Illinois produced its first plastic closure in 1932 and first blown plastic container in 1958. Today, plastics packaging accounts for about one third of our net sales. Owens-Illinois owes its existence, much of its progress, and certainly its heritage to the inventive genius of the man whose name is still part of our corporate identity – Michael J. Owens.





In 1983, the Owens Bottle Machine was declared an International Historic Engineering Landmark, the 13th such landmark in the world, by the American Society of Mechanical Engineers.

I-Clic™ closure blends child-resistant and senior friendly features with minimal application/removal forces, less than traditional push-and-turn closures.



Injection blow-molding machine melts resin pellets at 325-500 degrees F.

500°

The vial is amber colored due to light transmission requirements, which guard against moisture and light permeation, and help prevent contamination of the contents.


HOLD
TAB DOWN
TURN



Tab requires minimal downward pressure to open, but passes all Consumer Product Safety Commission (CPSC) protocols due to the cognitive skills needed to hold the tab down while turning the cap.

Closure is polyethylene while vial is polypropylene. The two opposing materials are used to eliminate friction.

$$\left[H_2C{-}CH_2\right]_n$$

$$\left[\begin{array}{l} \qquad\;\; H \\ \qquad\;\; | \\ H_2C{-}C \\ \qquad\;\; | \\ \qquad\;\; CH_3 \end{array}\right]_n$$

Melted plastic is forced into a steel mold where the vial is formed.



Vials comply with the moisture vapor permeation rates as regulated by the USP, which gauge the resistance of moisture and humidity permeability for containers used for prescription capsules and tablets.

very product—whether it be fruit juice, laundry detergent, or pharmaceuticals—relies on packaging technology in terms of resin material, manufacturing processes, and shipping and handling for delivery to the consumer. O-I has extensive experience in nearly all industries that require plastics packaging. Our engineers work to combine our knowledge with our customers' specifications in finding the ideal packaging solution.

Sand, soda ash, limestone and recycled glass are melted in a furnace at approximately 2800 degrees F to form molten glass.



World-class management of the manufacturing process via remote engineering assists in providing common solutions and consistent engineering practices in more than 130 facilities worldwide.



The variables of the glass forming process are optimized to standards of high quality and high productivity.



The molten glass enters into a forming machine where the "gobs" are formed into the mold shape.



In the early 1900s, Michael J. Owens set out to develop a machine that could mass produce glass containers of consistent height, weight and capacity. It was these objectives that built the foundation upon which Owens-Illinois has approached the development of technology over the past century. Today, O-I technology supports a sophisticated process control scheme focused on transforming the art of glass manufacturing into a predictable science.

The motion of the forming machines is automatically controlled and monitored to assure consistent quality of manufacture.



Leading-edge technology is applied to the design of containers providing optimized packaging solutions.



Each container passes through a series of instruments to inspect it both physically and optically to ensure the bottles conform to our customers' specifications.



Owens-Illinois is the world leader in glass manufacturing equipment and technology



A Legacy of Invention, **Innovation**, & Integrity

From Michael J. Owens' vision to automate the manufacture of glass bottles was born the innovative spirit still alive today at Owens-Illinois. His legacy of technological leadership continues to be a guiding principle in the pursuit of providing innovative glass and plastics packaging solutions. Based on this rich technical heritage, we've learned an important lesson: Innovation does not happen in a vacuum. It involves collaboration – a powerful mix of customer needs and an open view of what's possible. In order to stimulate this collaboration, we've continually reinvested in technology to foster innovative ideas that provide a competitive advantage for our customers. O-I's ongoing investments in research, development, and engineering have led to industry leadership through improved quality, increased manufacturing productivity, reduced bottle weights, and lower energy consumption. Proprietary technology developed by O-I inventors has resulted in more than 2,500 U.S. patents, including nearly 300 over the past five years.



ichael J. Owens and his bottle-making machine transformed glass-making from a handmade operation to a fully-automated industry. It also focused the industry on technology and innovation, thus laying the groundwork for a century of advancements in packaging as various materials, processes and designs were introduced.



Manufactured bottles are inspected using O-I technology to ensure they match our customers' specifications. As part of a fully-integrated inspection process, containers pass through a series of physical and optical tests in just one step.



In 2002, O-I helped Sutter Home redesign its 1.5 liter wine bottle by removing the "push up," or indentation, and flattening the bottom. This resulted in significant cost savings through reductions in bottle weight and the amount of corrugated material in shipping cartons.


NEW STAY CLEAN CAP

Owens-Illinois is a leader in designing, developing and manufacturing innovative dispensing closures which incorporate a variety of patented technologies. In addition to eye-catching shelf appeal, these closures provide convenient one-hand dispensing options.



Owens-Illinois serves the fast-growing bottled water market with our patented compression-molded closures that combine a tamper-evident band with ODS (Outside Deformable Seal) technology, which eliminates the need for costly liners.

In the Asia Pacific region, Owens-Illinois launched a new line of wine bottles designed for screw cap closures instead of the traditional cork in response to a growing popularity in Australia, New Zealand, and around the world.



The new multi-layer injection blow-molded stock product line from Owens-Illinois offers a plastics alternative to Type I pharmaceutical glass with similar moisture and oxygen barrier properties.



Bavaria, the largest brewer in Colombia, launched in 2002 its first light beer, Aguila Light, in a 300ml non-returnable glass bottle. In less than a year, Aguila Light has expanded the beer market and captured roughly 10 percent of the country's beer sales.


CERVEZA AGUILA
LIGHT

Owens-Illinois' proprietary *SurShield*™ barrier material for PET containers increases protection against carbon dioxide permeation by 35 to 45 percent over previous formulations, which ensures product freshness and extends shelf life.


Cross section of SurShield™
Recycled content
SurShield™ barrier
Virgin PET

A Legacy of Invention, Innovation, & **Integrity**

Integrity is the spirit and personality of Owens-Illinois. It's who we are. It's why we do business the way we do. It's one of the main reasons why our customers, employees, and suppliers have continued to count on us for 100 years. Integrity is also shown in the active role O-I takes in the global community as well as the local communities where our employees reside. We recognize our responsibility as a corporate citizen to enhance the overall quality of life in the communities where we do business. Over 180 organizations across the United States receive support annually through our matching gifts program, in which the company matches charitable contributions made by employees. Perhaps one of the best examples of integrity at Owens-Illinois is illustrated through our commitment to recycling. In communities around the globe, O-I has provided outreach and support in setting up recycling programs. The direct benefits of these programs are decreased consumption of raw materials, reduced emissions, and improved energy conservation. In the United States, O-I plays a vital role in the recycling community as an active supporter of the Keep America Beautiful Foundation and the National Recycling Coalition. In 1973, O-I received Business Week Magazine's National Award for Business Citizenship and was cited for having glass factories among the cleanest in the nation and leading the industry in glass recycling. Today, O-I is the largest user of recycled glass containers in the United States, with nearly a million tons recycled annually. O-I is also a major purchaser and user of post-consumer plastic resins.


HEINZ
57
VARIETIES
THICKER, RICHER, TASTIER
HEINZ TOMATO KETCHUP
Heinz
HEINZ
TOMATO KETCHUP
Easy Squeeze!
No Wait, No Mess

n a word, integrity means reputation. It's why customers like Heinz have entrusted us to supply them with world-class glass and plastics packaging in an ongoing partnership that has spanned decades.


1991
Miller Brewing
Company
"PARTNERS IN EXCELLENC
AWARD
WENS-BROCKWAY GLASS CC
a unit of Owens-Illinois
Owens Bottles
Bottles Of All Descriptions
THE OWENS BOTTLE COMPANY
Principal Office, Toledo, Ohio
Export Dept., New York
U. S. A.


COMMON
NOT MORE
THAN
100,000 SHARES

Report On **North America**

Owens-Illinois
Geographic Segment Sales For 2002


North America
Europe
Asia Pacific
South America
62%
$3,481
million

Sales and EBIT of the North American operations of Owens-Illinois rose to record levels in 2002, driven principally by the addition of the Canadian glass container unit, acquired early in the fourth quarter of 2001. In addition, glass container operations in the United States benefited from lower energy costs and modestly improved pricing. Going forward, the recently acquired Canadian facilities offer opportunities for significant earnings improvement as their performance is brought up to the standards of the U.S. facilities.

The North American plastics packaging operations reported sales and EBIT below prior year levels. The effects of higher unit volumes in most plastics packaging product lines were more than offset by competitive pricing pressures, the absence of several small businesses that had been sold over the past 12 months, and the pass-through effects on sales of lower resin prices. In addition, a major customer of the Company's advanced technology systems business relocated production from the United States to the Far East.

With more than 60 manufacturing facilities, Owens-Illinois is well positioned to serve a wide range of customers for glass and plastics packaging in North America. O-I is the largest manufacturer of glass containers in the United States and the sole manufacturer in Canada. Early in 2003, as part of its strategy to grow with blue chip customers around the world, O-I concluded an expanded supply agreement with a major customer in North America, including the construction of a glass container plant to be operational in 2005. The plastics packaging operations focus on opportunities to grow by serving customers that seek distinctive and functional packaging to differentiate or enhance their products. O-I is the leading plastics packaging supplier in North America in each of the major end uses it serves, including the rapidly growing health care market.


Prego
Pasta Bake
Sauce
JACK DANIEL'S
French's
HEINZ
TOMATO
KETCHUP
Easy Squeeze!
SEDAL
Lite

Report On **Europe**

A combination of higher unit shipments, increased selling prices, improved manufacturing performance, and favorable currency translation rates resulted in improved results in 2002 for the European operations of Owens-Illinois, the company's second largest geographic segment. Sales, EBIT, and EBIT margins all increased over the prior year, driven principally by the glass container operations.

Owens-Illinois is one of the largest glass container manufacturers in Europe and the leading manufacturer in six of the eight European countries in which it has glass container operations. O-I's glass container operations are strategically positioned to serve customers in Central Europe, where economic and demographic trends are expected to lead to increased demand for glass containers over time. These trends include the growing popularity of branded, pre-packaged foods and beverages and the growth of the Italian wine industry.

Owens-Illinois
Geographic Segment Sales For 2002


North America
Europe
Asia Pacific
South America
18%



Report On **Asia Pacific**

With positive contributions from both glass and plastics packaging units, the Asia Pacific operations of Owens-Illinois turned in a strong performance in 2002. Unit shipments, sales, and EBIT all were above prior-year levels. Contributing to improved results were favorable currency translation rates, partially offset by modestly lower selling prices and higher warehousing and distribution costs.

O-I is the largest manufacturer of glass containers in the Asia Pacific region and also produces an extensive range of plastic container and closure items in Australia and New Zealand. O-I is the largest glass container manufacturer in Australia, Indonesia, and New Zealand and a leading supplier in the People's Republic of China, where glass container manufacturing is fragmented among a number of local businesses.

Increasing worldwide demand for wines from Australia and New Zealand is an important source of growth. In China, the company operates three modern glass container plants, supplying bottles principally to multinational customers serving China's growing consumer markets.

Owens-Illinois
Geographic Segment Sales For 2002



North America
Europe
Asia Pacific
South America
12%
$694 million



NEW
KRAFT
FAMILY
VALUE
EFFECTIVE
ON TOUGH
POWERade
BERRY
HOP
PANTHER
Bulla
BERRI
lemon
SQUEEZE
Sanitarium
armite

Report On **South America**

The South American operations of Owens-Illinois reported lower unit sales volumes, net sales, and EBIT for 2002. Savings from lower energy and raw material costs were substantially offset by lower glass container shipments in Brazil and Colombia, unfavorable currency translation rates, and effects of energy supply curtailments in Venezuela.

Energy supply curtailments resulting from a national strike that began in early December and continued into 2003 forced the company to idle its two glass container plants in Venezuela. Unit shipments of the company's modest South American plastics packaging operations also were below prior year levels.

Owens-Illinois is the largest glass container manufacturer in South America and in all five of the South American countries in which it operates. In addition to being the largest glass container manufacturer in Brazil and Venezuela, O-I is the sole manufacturer of glass containers in Colombia, Ecuador, and Peru.

Long-term demographic and economic trends are expected to lead to increased demand for glass containers in South America and other developing regions of the world over time. Annual glass container usage in South American markets is significantly below that in the U.S. on a per capita basis, suggesting a strong potential for long-term growth.

Owens-Illinois
Geographic Segment Sales For 2002


North America
Europe
Asia Pacific
South America
8%
$466 million


1/4
LITROS
MARTINI
Buendía
20 tazas
COLCAFE
KRAFT
Frutas
Mixtas
MUM
Bonella

Financial Statements

Results of Operations

Comparison of 2002 with 2001

For the year ended December 31, 2002, the Company recorded earnings before extraordinary items and cumulative effect of accounting change of $9.4 million compared to earnings before extraordinary items of $360.7 million for 2001. The net loss for 2002 of $460.2 million reflected $9.6 million of extraordinary charges from the early extinguishment of debt and $460.0 million from the cumulative effect of the change in accounting for goodwill. Net earnings of $356.6 million for 2001 reflected $4.1 million from an extraordinary charge from the early extinguishment of debt. Excluding the effects of the 2002 extraordinary items, cumulative effect of accounting change, and the unusual charge of $475.0 million for estimated future asbestos-related costs, the Company's 2002 net earnings of $318.2 million increased $26.9 million, or 9.2% from 2001 earnings, excluding extraordinary and unusual items and goodwill amortization (as discussed in the table below), of $291.3 million.

The following tables lists unusual items (in millions of dollars) recorded in 2002 and 2001 and goodwill amortization for 2001, and their related effects on both EBIT and earnings before extraordinary items and cumulative effect of accounting change. EBIT is defined as earnings before interest income, interest expense, provision for income taxes, minority share owners' interest in earnings of subsidiaries, extraordinary charges and cumulative effect of accounting change.

	EBIT	Earnings before extraordinary items and cumulative effect of accounting change
Year ended December 31, 2002 as reported	$ 414.2	$ 9.4
Adjustment of the reserve for future-asbestos related costs	475.0	308.8
Before unusual item	$ 889.2	$ 318.2

	EBIT	Earnings before extraordinary items
Year ended December 31, 2001 as reported	$ 1,074.3	$ 360.7
Unusual items - charges (credits):		
Gain on the sale of the Harbor Capital Advisors business	(457.3)	(284.4)
Gain on the sale of the Company's label business and the sale of a minerals business in Australia	(13.1)	(12.0)
Restructuring and impairment charges at certain international domestic operations	82.1	65.3
Loss on the sale of the Company's facilities in India	31.0	31.0
Special employee benefit programs	30.9	19.4
Charges related to certain contingencies	8.5	5.3
Restructuring manufacturing capacity in the medical devices business	7.9	4.9
Charges to adjust net income tax liabilities in Italy		6.0
Net interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition		2.8
Goodwill amortization	92.3	92.3
Before unusual items and goodwill amortization	$ 856.6	$ 291.3

Consolidated EBIT for 2002, excluding the asbestos-related charge, was $889.2 million, an increase of $32.6 million, or 3.8%, compared to 2001 EBIT, excluding unusual items and goodwill amortization, of $856.6 million. The increase was principally due to higher EBIT for the Glass Containers segment, partially offset by lower EBIT for the Plastics Packaging segment and lower EBIT from eliminations and other retained items, as further discussed below. Interest expense, net of interest income and the 2001 unusual expense of $4.0 million, decreased $5.5 million from 2001. The effects of lower short-term variable interest rates were partially offset by the first quarter 2002 issuance of $1.0 billion principal amount of 8-7/8% Senior Secured Notes due 2009 and the fourth quarter 2002 issuance of 8-3/4% Senior Secured Notes due 2012 totaling $625 million. Proceeds from the Senior Secured Notes were used to repay lower cost, variable rate debt borrowed under the Secured Credit Agreement. Excluding the effect of the asbestos-related charge, the Company's effective tax rate for 2002 was 30.1%. This compares with a rate of 30.3% for 2001, adjusted to exclude the effects of unusual items and goodwill amortization.

Capsule segment results (in millions of dollars) for 2002 and 2001 were as follows (a) (certain amounts from the prior year have been reclassified to conform to current year presentation):

Net sales to unaffiliated customers	2002	2001
Glass Containers	$ 3,875.2	$ 3,572.3
Plastics Packaging	1,765.2	1,825.7
Other		4.5
Segment and consolidated net sales	$ 5,640.4	$ 5,402.5
EBIT	**2002**	**2001(c)(d)**
Glass Containers	$ 709.0	$ 534.5
Plastics Packaging	258.2	249.5
Other		3.0
Segment EBIT	967.2	787.0
Eliminations and other retained items	(553.0)(b)	379.6
Consolidated EBIT before goodwill amortization	414.2	1,166.6
Amortization of goodwill		(92.3)
Consolidated totals	$ 414.2	$ 1,074.3

(a) See Segment Information included in Note 20 to the Consolidated Financial Statements.

(b) Eliminations and other retained items for 2002 included a charge of $475.0 million related to adjustment of the reserve for estimated future asbestos-related costs.

(c) EBIT for 2001 included: (1) a gain of $457.3 million related to the sale of the Company's Harbor Capital Advisors business; (2) a $10.3 million gain from the sale of a minerals business in Australia; (3) a $2.8 million gain from the sale of the Company's label business; (4) charges of $82.1 million related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (5) a charge of $31.0 million related to the loss on the sale of the Company's facilities in India; (6) charges of $30.9 million related to special employee benefit programs; (7) a charge of $8.5 million for certain contingencies; and (8) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business.

Such charges (gains) are included as follows in consolidated EBIT for 2001 (in millions of dollars):

Glass Containers	*$ 92.6*
Plastics Packaging	*37.7*
Other	*(2.8)*
Total Product Segments	*127.5*
Eliminations and other retained items	*(437.5)*
Consolidated Totals	*$ (310.0)*

(d) In accordance with FAS No. 142, goodwill is no longer amortized beginning in 2002. In order to facilitate comparisons, goodwill amortization for 2001 has been reclassified out of the Glass Containers and Plastics Packaging segments and reported separately.

Consolidated net sales for 2002 increased $237.9 million, or 4.4%, over the prior year. Net sales of the Glass Containers segment increased $302.9 million, or 8.5%, over 2001. In North America, the additional sales from the October 2001 acquisition of the Canadian glass container operations and increased shipments of containers for liquor and wine were partially offset by decreased shipments of containers for food, teas and juices. The combined U.S. dollar sales of the segment's other foreign affiliates increased 2.6% over the prior year. Increased shipments throughout most of the Asia Pacific region and portions of Europe were partially offset by the effects of the absence of the glass container operations in India (sold in 2001) and the political and economic uncertainty in Venezuela. A national strike in Venezuela that began in early December 2002 caused energy supply curtailments that forced the Company to idle its two plants in the country, adversely affecting net sales by approximately $20 million. The effects of changing foreign currency exchange rates increased U.S. dollar sales of the segment's foreign affiliates in Europe and the Asia Pacific region by approximately $90 million and decreased U.S. dollar sales of the segment's foreign affiliates in South America by approximately $60 million. Net sales of the Plastics Packaging segment decreased $60.5 million, or 3.3%, from 2001. Increased shipments of plastic containers for food, bottled water, juice and health care and closures for food, juice and other beverages were more than offset by lower unit pricing in some product lines, the absence of sales from several small businesses divested during 2002 and the effects of lower resin costs on pass-through arrangements with customers. The effects of lower resin cost pass-throughs decreased sales approximately $14 million compared to 2001.

Segment EBIT for 2002, excluding the effects of the 2002 and 2001 unusual items, increased $52.7 million, or 5.8%, to $967.2 million from the 2001 adjusted EBIT of $914.5 million, adjusted to exclude goodwill amortization. Consolidated operating expenses, excluding unusual items of $30.9 million for 2001, (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales were 7.1% in 2002 compared to 7.1% in 2001. EBIT of the Glass Containers segment increased $81.9 million to $709.0 million, compared to adjusted EBIT of $627.1 million in 2001. The combined U.S. dollar EBIT of the segment's foreign affiliates increased 7.7% over the prior year. Increased shipments throughout most of the Asia Pacific region and portions of Europe and moderately improved pricing in Europe were partially offset by lower shipments in Brazil and Colombia, the national strike in Venezuela as discussed above and unfavorable currency translation rates throughout most of South America. In North America, Glass Container EBIT increased 9.7% over 2001 principally as a result of the Canadian glass container operations acquired early in the fourth quarter of 2001, moderately improved pricing and product mix, increased shipments of containers for liquor and wine and the recognition of the remaining deferred income associated with the early termination of an energy supply agreement, partially offset by the conversion of certain food and beverage containers to plastic packaging. EBIT of the Plastics Packaging segment decreased $29.0 million, or 10.1%, to $258.2 million compared to adjusted EBIT of $287.2 million in 2001. Increased shipments of plastic containers for food, bottled water, juice and health care and closures for food, juice and other beverages as well as improved manufacturing performance were more than offset by lower unit pricing in some product lines, a $4.1 million unfavorable accounting adjustment at one of the segment's foreign affiliates largely due to the write down of inventories to net realizable value, and discontinued production for a major customer in the advanced technology systems business as the customer moves production from the U.S. to the Far East. The Company is commissioning a new factory in the Far East to continue to supply this customer and expects this new factory to be fully operational early in 2003. The Plastics Packaging segment operates in a number of highly competitive markets and has incurred significant pricing pressure during 2002 in some product lines which the Company expects to partially offset by increased unit volume, improved productivity and reduced costs.

EBIT from eliminations and other retained items, excluding the 2002 and 2001 unusual items, decreased $20.1 million from 2001 reflecting lower net financial services income due to the sale of the Company's Harbor Capital Advisors business in the second quarter of 2001 as well as higher information systems spending during the year.

Results for 2002 included a pretax charge of $475.0 million ($308.8 million after tax) related to the adjustment of the reserve for estimated future asbestos-related costs.

The 2001 results included a net pretax gain of $310.0 million ($170.5 million after tax and minority share owners' interest) for the following: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business; (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia; (3) charges of $82.1 million ($65.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (4) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (5) charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs; (6) a charge of $8.5 million ($5.3 million after tax) for certain contingencies; and (7) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

Comparison of 2001 with 2000

For the year ended December 31, 2001, the Company recorded earnings of $360.7 million before an extraordinary item, compared to a net loss of $269.7 million for 2000. Net earnings of $356.6 million for 2001 reflect $4.1 million of an extraordinary charge from the early extinguishment of debt. Excluding the effects of unusual items for both 2001 and 2000 discussed below, the Company's 2001 earnings of $199.0 million before extraordinary items decreased $35.1 million, or 15.0%, from 2000 earnings of $234.1 million.

The 2001 results included the unusual items discussed above. The 2000 results included pretax charges totaling $798.3 million ($513.1 million after tax and minority share owners' interests) for the following: (1) $550.0 million ($342.1 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million ($32.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pretax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

Consolidated EBIT, excluding unusual items, for 2001 was $764.3 million, a decrease of $96.6 million, or 11.2%, compared to 2000 EBIT, excluding unusual items, of $860.9 million. The decrease was attributable to lower EBIT for both the Glass Containers segment and the Plastics Packaging segment. Results of both segments are discussed further below. Interest expense, net of interest income and unusual items, decreased $51.1 million from 2000 due principally to lower interest rates and decreased levels of debt. Exclusive of the adjustment for net income tax liabilities in Italy and other unusual items previously discussed, the Company's effective tax rate for 2001 was 38.1%. This compares with a rate of 36.9% for 2000, excluding the adjustment for net income tax liabilities in Italy and other unusual items. The increase in the 2001 rate compared to 2000 was primarily the result of decreased international and domestic tax benefits and credits.

Capsule segment results (millions of dollars) for 2001 and 2000 were as follows (a):

Net sales to unaffiliated customers	2001	2000
Glass Containers	$ 3,571.2	$ 3,695.6
Plastics Packaging	1,817.5	1,787.6
Other	13.8	68.9
Segment and consolidated net sales	$ 5,402.5	$ 5,552.1
EBIT	2001 (b)	2000 (c)
Glass Containers	$ 489.9	$ 401.2
Plastics Packaging	218.1	238.0
Other	(13.3)	1.1
Segment EBIT	694.7	640.3
Eliminations and other retained items	379.6	(577.7)
Consolidated EBIT	$ 1,074.3	$ 62.6

(a) See Segment Information included in Note 20 to the Consolidated Financial Statements.

(b) EBIT for 2001 included the unusual items as discussed in note (c) to the capsule segment results for 2002 and 2001.

(c) EBIT for 2000 included charges totaling $798.3 million for the following: (1) $550.0 million related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million related principally to the write-off of software and related development costs. These items were recorded in the third quarter of 2000. These items decreased segment EBIT as follows: Glass Containers — $186.0 million; Plastics Packaging — $11.2 million; Eliminations and other retained items — $601.1 million.

Consolidated net sales for 2001 decreased $149.6 million, or 2.7%, from the prior year. Net sales of the Glass Containers segment decreased $124.4 million from 2000. In North America, the additional sales from the October 2001 acquisition of the Canadian operations were more than offset by decreased shipments of containers for beer producers and conversions of certain juice and iced tea from glass to plastic containers. The combined U.S. dollar sales of the segment's foreign affiliates decreased from the prior year. Increased shipments from the Company's operations throughout most of Europe and South America were more than offset by the effects of a strong U.S. dollar and lower shipments from the Company's operations in the United Kingdom and most of the Asia Pacific region. The effect of changing foreign currency exchange rates reduced U.S. dollar sales of the segment's foreign affiliates by approximately $140 million. Net sales of the Plastics Packaging segment increased $29.9 million, or 1.7%, over 2000, reflecting increased shipments of plastic containers and closures for food and health care, including prescription products, and the effects of higher resin costs on pass-through arrangements with customers, partially offset by lower shipments of plastic containers for juice and other beverages and the effect of changing foreign currency exchange rates, principally in Australia. The effects of higher resin costs increased sales by approximately $32 million compared to 2000.

Segment EBIT for 2001, excluding the 2001 and 2000 unusual items, decreased $15.3 million to $822.2 million, or 15.2% of net sales, from 2000 segment EBIT of $837.5 million, or 15.1% of net sales. Consolidated operating expenses, before 2001 unusual items of $30.9 million, as a percentage of net sales were 7.1% in 2001 compared to 6.5% in 2000. The increase in operating expenses was attributed to lower pension income and higher costs of certain employee benefit programs. EBIT of the Glass Containers segment decreased $4.7 million, or 0.8%, to $582.5 million, compared to $587.2 million in 2000. The combined U.S. dollar EBIT of the segment's foreign affiliates increased from prior year. Increased shipments from the Company's operations throughout most of Europe and South America were partially offset by the effects of a strong U.S. dollar, higher energy costs worldwide, and lower shipments from the Company's operations in the United Kingdom and most of the Asia Pacific region. In the United States, Glass Container EBIT decreased from 2000 principally due to higher energy costs, which were not fully recovered through price adjustments. EBIT of the Plastics Packaging segment decreased $1.3 million, or 0.5%, to $247.9 million, compared to $249.2 million in 2000. Increased shipments of plastic containers and closures for food and health care, including prescription products, were more than offset by lower shipments of plastic containers for juice and other beverages and one-time costs associated with the relocation of a U.S. manufacturing operation to a new and larger facility to accommodate a growing business base.

Eliminations and other retained items, excluding the 2001 and 2000 unusual items, declined $81.3 million from 2000 reflecting lower net financial services income due to the sale of the Company's Harbor Capital Advisors business, higher spending on information systems, and certain employee benefit costs increases.

Restructuring and Impairment Charges

The 2001 operating results included pretax charges of $90.0 million related to the following: (1) charges of $82.1 million principally related to a restructuring program and impairment at certain of the Company's international and domestic operations. The charge included the impairment of assets at the Company's affiliate in Puerto Rico and the consolidation of manufacturing capacity and the closing of a facility in Venezuela. The program also included consolidation of capacity at certain other international and domestic facilities in response to decisions about pricing and market strategy and (2) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business. The Company substantially completed these restructuring programs during 2002. The cost savings from the 2001 restructuring programs were not material.

The 2000 operating results included a pretax charge of $248.3 million, principally related to a restructuring and capacity realignment program. The restructuring and capacity realignment program, initiated in the third quarter of 2000, included the consolidation of manufacturing capacity and a reduction of 350 employees in the U.S. salaried work force, or about 10%, principally as a result of early retirement incentives. Also included in the charge was a write-down of plant and equipment for the Company's glass container affiliate in India and certain other asset write-offs, including $27.9 million for software which was abandoned. Manufacturing capacity consolidations principally involved U.S. glass container facilities and reflected technology-driven improvements in productivity, conversions of some juice and similar products to plastic containers, decisions regarding pricing and volume, and the further concentration of production in the most strategically-located facilities. The 2000 restructuring and capacity realignment program was substantially completed at the end of 2002.

Asbestos-Related Charge

The asbestos-related charge of $475.0 million ($308.8 million after tax) represented an adjustment of the reserve for estimated future asbestos-related costs. Following the completion of a comprehensive review of its asbestos-related liabilities and costs in April 2002, the Company concluded that an increase in the reserve was required to provide for estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims expected to be filed in the next several years. Asbestos-related cash payments were $221.1 million for 2002, down from $245.9 million for 2001. The Company expects that asbestos-related cash payments will be moderately lower in 2003. The Company anticipates that cash flows from operations and other resources will be sufficient to meet all asbestos-related obligations.

The Company believes that its ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

The Company continues to monitor trends which may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company. As a result, the Company continues to evaluate trends to determine whether future adjustments of the asbestos-related liabilities may be appropriate.

A former business unit of the Company produced a minor amount of specialized high-temperature insulation material containing asbestos from 1948 until 1958, when the business was sold. In line with its limited involvement with an asbestos-containing product and its exit from that business over 44 years ago, the Company will continue to work aggressively to minimize the number of incoming cases and to limit payments to only those impaired claimants who were exposed to the Company's products and whose claims have merit under applicable state law. As of December 31, 2002, the number of pending asbestos-related claimants and plaintiffs decreased to approximately 24,000 from the previously reported level of approximately 27,000 at December 31, 2001. See Note 19 to the Consolidated Financial Statements for further information.

Capital Resources and Liquidity

The Company's total debt at December 31, 2002 was $5.35 billion, compared to $5.40 billion at December 31, 2001.

During April 2001, certain of the Company's subsidiaries entered into the Secured Credit Agreement (the "Agreement") with a group of banks, which expires on March 31, 2004. The Agreement provides for a $2.4 billion ($3.0 billion initially) revolving credit facility. The Agreement also initially provided for a $1.5 billion term loan which was repaid with the proceeds from the 2001 sale of the Company's Harbor Capital Advisors business and the issuance of the Senior Secured Notes in 2002 as discussed below.

At December 31, 2002, the Company had available credit totaling $2.450 billion under the Agreement, of which $520.9 million had not been utilized. At December 31, 2001, the Company had $491.4 million of credit which had not been utilized under the Agreement. Cash provided by operating activities was $603.1 million for 2002 compared to $538.1 million for 2001.

During January 2002, a subsidiary of the Company issued $1.0 billion of Senior Secured Notes. The notes bear interest at 8 7/8% and are due February 15, 2009. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiary used the net cash proceeds from the notes to reduce the outstanding term loan under the Agreement by $980 million. As a result, the Company wrote off unamortized deferred financing fees in January 2002 related to the term loan and recorded an extraordinary charge of $10.9 million less applicable income taxes of $4.2 million. The indenture for the notes restricts, among other things, the ability of the Company's subsidiaries to borrow money, pay dividends on, or redeem or repurchase stock, make investments, create liens, enter into certain transactions with affiliates, and sell certain assets or merge with or into other companies.

During the fourth quarter of 2002, a subsidiary of the Company issued Senior Secured Notes totaling $625 million. The notes bear interest at 8¾% and are due November 15, 2012. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiary used the net cash proceeds from the notes to repay the remaining $65 million of the outstanding term loan under the Agreement and to permanently reduce the revolving credit facility under the Agreement by $551 million. As a result, the Company wrote off unamortized deferred financing fees related to the term loan and the revolver and recorded an extraordinary charge of $4.5 million less applicable income taxes of $1.6 million. The indenture for the new notes has the same restrictions as the Senior Secured Notes issued in January 2002.

The $1.625 billion of Senior Secured Notes noted above that were issued during 2002 are part of the Company's plan to obtain longer term financing by issuing long-term fixed rate debt. While this extends the maturity of the Company's debt, the long-term fixed rate debt increases the cost of borrowing over the shorter term, variable rate debt. The Company expects that the higher cost debt will add approximately $25 million to interest expense in 2003. In 2003, the Company expects to continue refinancing its existing debt, including the Agreement, which may include the replacement of more of its shorter term, lower cost, variable rate debt with longer term, higher cost, fixed rate debt.

The Agreement contains covenants and provisions that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into contingent obligations, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Agreement contains financial covenants that require the Company to maintain specified financial ratios and meet specified tests, based upon financial statements of the Company and its subsidiaries on a consolidated basis, including minimum fixed charge coverage ratios, maximum leverage ratios, minimum net worth and specified capital expenditure tests.

The Company anticipates that cash flow from its operations and from utilization of credit available through March 2004 under the Agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations. The Company expects that its total asbestos-related payments in 2003 will be moderately lower than 2002. Based on the Company's expectations regarding future payments for lawsuits and claims and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis.

The following information summarizes the Company's significant contractual cash obligations at December 31, 2002 (millions of dollars).

	Payments due by period			
	Total	Less than one year	1-3 years	4+ years
Contractual cash obligations:				
Long-term debt	$ 5,295.3	$ 29.7	$ 2,568.6	$ 2,697.0
Capital lease obligations	3.4	1.0	2.1	0.3
Operating leases	241.9	66.4	125.3	50.2
Total contractual cash obligations	$ 5,540.6	$ 97.1	$ 2,696.0	$ 2,747.5

	Amount of commitment expiration per period			
	Total	Less than one year	1-3 years	4+ years
Other commercial commitments:				
Lines of credit (included in the long-term debt in the table above)	$ 1,825.0		$ 1,825.0	
Standby letters of credit	116.4	$ 116.4		
Guarantees	9.0			$ 9.0
Total commercial commitments	$ 1,950.4	$ 116.4	$ 1,825.0	$ 9.0

Critical Accounting Estimates

The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to pension benefit plans, contingencies and litigation, and goodwill. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact and any associated risks related to estimates and assumptions are discussed within Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to Consolidated Financial Statements, if applicable, where estimates and assumptions affect the Company's reported and expected financial results.

The Company believes that accounting for pension benefit plans, contingencies and litigation, and goodwill involves the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Pension Benefit Plans

Because of their historically well-funded status, the Company's principal defined benefit pension plans contributed pretax credits to earnings of approximately $83.5 million for 2002 and approximately $97.0 million for 2001. The 2002 decrease in pretax pension credits is attributed to lower expected return on assets and the addition of pension obligations with the acquisition of the Canadian glass container assets of Consumers Packaging Inc.

The determination of pension obligations and the related pension credits involves significant estimates. The most significant estimates are the discount rate used to calculate the actuarial present value of benefit obligations and the expected long-term rate of return on assets used in calculating the pension credits for the year. The Company uses a discount rate based on yields of highly rated fixed income debt securities at the end of the year. At December 31, 2002, the weighted average discount rate for all plans was 6.52%. The Company uses an expected long-term rate of return that is based on the past performance of the various plans' assets and an estimate of the future performance of the assets. For the year ended December 31, 2002, the weighted average expected long-term rate of return for all plans was 9.64%.

Declines in the stock market over the last few years have reduced the fair value of the Company's pension plan assets, which, in turn, has caused reduced credits to earnings. In 2003, the Company also expects to reduce its assumed rate of return on pension assets to a weighted average expected long-term rate of approximately 8.75%. The lower assumed rate, combined with a lower asset base, will cause the pretax credits to earnings to be substantially lower for the full year of 2003 as compared to 2002. The Company expects that these credits will be approximately $50 million or 60% lower in 2003 than for 2002.

Future effects on reported results of operations depend on economic conditions and investment performance. For example, a one-half percentage point change in the actuarial assumption regarding the expected return on assets would result in a change of approximately $15 million in pretax pension credits for the full year. In addition, changes in external factors, including the fair values of plan assets and the discount rate used to calculate plan liabilities, could result in possible future balance sheet recognition of additional minimum pension liabilities.

The Company's principal pension plan in the United Kingdom had an accumulated benefit obligation ("ABO") which exceeded the fair value of the plan's assets at December 31, 2002. As a result, the Company eliminated the prepaid pension asset related to that plan and recorded, as of December 31, 2002, a minimum pension liability of $92.2 million, an intangible asset of $12.1 million, and accumulated other comprehensive loss of $130.7 million.

At December 31, 2002, the Company's principal pension plans in the United States and Australia had plan assets with fair values in excess of each plan's ABO. If the ABO of these plans exceeds the fair value of their assets at December 31, 2003, the Company will be required to write off most of its prepaid pension asset ($925.5 million at December 31, 2002) and record a liability equal to the excess of the ABO over the fair value of the assets. The noncash charge would result in a decrease in the Accumulated Other Comprehensive Income component of share owners' equity that would significantly reduce net worth.

Contingencies and Litigation

The Company believes that its ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy. The Company believes that the bankruptcies of additional co-defendants have resulted in an acceleration of the presentation and disposition of a number of claims, which would otherwise have been presented and disposed of over the next several years. The Company continues to monitor trends which may affect its ultimate liability and continues to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company.

The Company expects to complete a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results for 2003, and annually thereafter, unless significant changes in trends or new developments warrant an earlier review. If the results of this annual comprehensive review indicate that the exisiting amount of the accrued liability is insufficient to cover its estimated liabilities, then the Company will record an appropriate charge to increase the accrual. The Company's estimates are based on a number of factors as described further in Note 19 to the Consolidated Financial Statements.

Goodwill

Beginning in 2002, the Company will evaluate goodwill annually (or more frequently if impairment indicators arise) for impairment. Goodwill impairment testing is performed using the business enterprise value ("BEV") of each reporting unit which is calculated as of a measurement date by determining the present value of debt-free, after tax future cash flows, discounted at the weighted average cost of capital of a hypothetical third party buyer. This BEV is then compared to the book value of each reporting unit as of the measurement date to assess whether an impairment exists. The annual impairment testing performed as of October 1, 2002 indicated that there was no impairment of any of the reporting units of the Company.

If the Company's projected debt-free, after tax cash flows were substantially lower, or if the assumed weighted average cost of capital were substantially higher, the testing may have indicated an impairment of one or more reporting units and, as a result, the related goodwill would have been written down. However, based on the Company's testing as of October 1, 2002, modest changes in the projected cash flows or cost of capital would not create impairment in reporting units. For example, if projected debt-free, after tax cash flows were decreased by 5%, or alternatively if the weighted average cost of capital were increased by 5%, the resulting lower BEV's would still exceed the book value of each reporting unit and no impairment would exist. In the event the Company would be required to record a significant write down of goodwill, the charge would have a material adverse effect on reported results of operations and net worth.

Qualitative and Quantitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from fluctuations in foreign currency exchange rates, changes in interest rates, and changes in commodity prices, principally natural gas. The Company uses certain derivative instruments to mitigate a portion of the risk associated with changing foreign currency exchange rates and fluctuating natural gas prices.

Foreign Currency Exchange Rate Risk

A substantial portion of the Company's operations consists of manufacturing and sales activities conducted by affiliates in foreign jurisdictions. The primary foreign markets served by the Company's affiliates are in Australia, South America (principally Colombia, Brazil and Venezuela), and Europe (principally Italy, the United Kingdom, and Poland). In general, revenues earned and costs incurred by the Company's major foreign affiliates are denominated in their respective local currencies. Consequently, the Company's reported financial results could be affected by factors such as changes in foreign currency exchange rates or highly inflationary economic conditions in the foreign markets in which the Company's affiliates operate. When the U.S. dollar strengthens against foreign currencies, the reported dollar value of local currency EBIT generally decreases; when the U.S. dollar weakens against foreign currencies, the reported U.S. dollar value of local currency EBIT generally increases.

Subject to other business and tax considerations, the Company's strategy is to generally redeploy any affiliate's available excess funds through intercompany loans to other affiliates for debt repayment, capital investment, or other cash requirements. Each intercompany loan is denominated in the lender's local currency and the borrower enters into a forward exchange contract which effectively swaps the intercompany loan to its local currency.

Because the Company's foreign affiliates operate within their local economic environment, the Company believes it is appropriate to finance those operations with local currency borrowings to the extent practicable where debt refinancing is required. Considerations which influence the amount of such borrowings include long- and short-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, this strategy mitigates the risk of reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar. In those countries where the U.S. dollar is the designated functional currency, however, local currency borrowings expose the Company to reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar.

The Company's Secured Credit Agreement requires that all borrowings, other than borrowings under certain limited overdraft facilities, be dominated in U.S. dollars. As of December 31, 2002, U.S. dollar amounts outstanding under the Agreement borrowed by foreign affiliates were:

Affiliate location	Millions of U.S. dollars
Australia	$ 701.0
United Kingdom	49.7
	$ 750.7

A significant portion of the above borrowings and of the intercompany loans have been swapped into local currencies using currency swaps. The Company accounts for these swaps as fair value hedges. As a result, the changes in the value of the swaps are included in other expense and are expected to substantially offset any exchange rate gains or losses on the related U.S. dollar borrowings.

As of December 31, 2002, the Company's affiliate in Australia has swapped $650 million of borrowings into $1,275 million Australian dollars. This swap matures on May 1, 2003, with interest resets every 90 days. The interest reset terms of the swap approximate the terms of the U.S. dollar borrowings. This derivative instrument swaps both the interest and principal from U.S. dollars to Australian dollars and also swaps the interest rate from a U.S.-based rate to an Australian-based rate. The Company's affiliate in the United Kingdom has swapped $200 million of bank loans and intercompany borrowings into 139 million British pounds. This swap also matures on March 31, 2003, with interest resets every 90 days. This derivative instrument swaps both the interest and principal from U.S. dollars to British pounds and also swaps the interest rate from a U.S.-based rate to a British-based rate. The Company's affiliates in Australia and in the United Kingdom have also entered in short term forward exchange contracts which effectively swap additional intercompany and external borrowings at each of these affiliates to its local currency. These hedges swap both the interest and principal of additional borrowings in excess of the two major swap contracts mentioned above.

As of December 31, 2002, the Company's Canadian affiliate has swapped $60 million of borrowings into $94.7 million Canadian dollars. This swap matures on October 1, 2003. This derivative instrument swaps both the interest and principal from U.S. dollars to Canadian dollars and also swaps the interest rate from a U.S.-based rate to a Canadian-based rate.

The remaining portion of the Company's consolidated debt which was denominated in foreign currencies was not significant.

The Company believes it does not have material foreign currency exchange rate risk related to local currency denominated financial instruments (i.e. cash, short-term investments, and long-term debt) of its foreign affiliates.

Interest Rate Risk

The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to its U.S. dollar indebtedness. To mitigate the impact of fluctuations in variable interest rates, the Company could, at its option, convert to fixed interest rates by either refinancing variable rate debt with fixed rate debt or entering into interest rate swaps.

The following table provides information about the Company's significant interest rate risk at December 31, 2002.

	Outstanding	Fair value
Variable rate debt:	(Millions of dollars)	
Secured Credit Agreement, matures March 2004:		
Revolving Loans, interest at a Eurodollar based rate plus 2.00%	$ 1,825.0	$ 1,825.0
Fixed rate debt:		
Senior Secured Notes:		
8.875%, due 2009	$ 1,000.0	$ 1,037.5
8.75%, due 2012	$ 625.0	$ 639.1
Senior Notes:		
7.85%, due 2004	$ 300.0	$ 300.8
7.15%, due 2005	$ 350.0	$ 342.1
8.10%, due 2007	$ 300.0	$ 293.3
7.35%, due 2008	$ 250.0	$ 234.4
Senior Debentures:		
7.50%, due 2010	$ 250.0	$ 235.0
7.80%, due 2018	$ 250.0	$ 217.5

Commodity Risk

The Company is exposed to fluctuations of various commodity prices, most significantly the changes in prices related to natural gas. The Company purchases a significant amount of natural gas at nationally quoted market prices. The Company uses commodity futures contracts related to a portion of its forecasted natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid and the potential volatility in earnings or cash flows from future market price movements. The Company continually evaluates the natural gas market in respect to its future usage requirements. The Company generally evaluates the natural gas market for the next twelve months and continually enters into commodity futures contracts in order to have a portion of its usage requirements hedged through the next twelve months. At December 31, 2002, the Company has entered into commodity futures contracts for approximately 25% of its North American natural gas usage through the end of 2003 (approximately 6,600 MM BTUs).

At December 31, 2002, an unrealized net gain of $2.2 million, after tax of $1.2 million, related to these commodity futures contracts was included in Other Comprehensive Income. There was no ineffectiveness recognized during 2002.

Forward Looking Statements

This document may contain "forward looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to the following: (1) foreign currency fluctuations relative to the U.S. dollar, (2) changes in capital availability or cost, including interest rate fluctuations, (3) the general political, economic and competitive conditions in markets and countries where the Company has operations, including disruptions in the supply chain, competitive pricing pressures, inflation or deflation, and changes in tax rates and laws, (4) consumer preferences for alternative forms of packaging, (5) fluctuations in raw material and labor costs, (6) availability of raw materials, (7) costs and availability of energy, (8) transportation costs, (9) consolidation among competitors and customers, (10) the ability of the Company to integrate operations of acquired businesses, (11) unanticipated expenditures with respect to environmental, safety and health laws, (12) the performance by customers of their obligations under purchase agreements, and (13) the timing and occurrence of events which are beyond the control of the Company, including events related to asbestos-related claims. It is not possible to foresee or identify all such factors. Any forward looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not intend to update any particular forward looking statements contained in this document.

Report of Independent Auditors

Responsibility for Financial Statements of
Owens-Illinois, Inc.

The consolidated financial statements of Owens-Illinois, Inc. have been prepared by the Company in conformity with accounting principles generally accepted in the United States. Management is responsible for all information and representations contained in the financial statements and other sections of the annual report. In preparing the financial statements, management uses its judgment to make necessary estimates.

Management maintains and relies on a system of internal controls in fulfilling its financial reporting responsibilities. The system is designed to provide reasonable assurance at a reasonable cost that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. The internal control systems include written policies and procedures, an organizational structure which provides for division of responsibilities, development of qualified managers in all areas, and a program of operational audits. In addition, management continually monitors its internal control systems in response to changes in business conditions and operations.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of Owens-Illinois, Inc., meets with corporate financial management and the independent auditors to review their activities and to satisfy itself that each is properly discharging its responsibility. The independent auditors have met periodically with the Committee, without the presence of management, to discuss the results of their audit work, the adequacy of internal financial controls, and the quality of financial reporting.

Joseph H. Lemieux
Chairman of the Board
and Chief Executive Officer

Thomas L. Young
Executive Vice President -
Administration and General Counsel

The Board of Directors and Share Owners
Owens-Illinois, Inc.

We have audited the accompanying consolidated balance sheets of Owens-Illinois, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Owens-Illinois, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the Company changed its accounting for goodwill.

Ernst & Young LLP

Toledo, Ohio
January 23, 2003

Consolidated Results of Operations

Millions of dollars, except per share amounts

Years ended December 31,	**2002**	2001	2000
Revenues:			
Net sales	**$ 5,640.4**	$ 5,402.5	$ 5,552.1
Royalties and net technical assistance	**24.2**	24.6	25.3
Equity earnings	**27.0**	19.4	19.8
Interest	**24.1**	26.9	32.5
Other	**44.4**	539.9	185.1
	5,760.1	6,013.3	5,814.8
Costs and expenses:			
Manufacturing, shipping, and delivery	**4,413.4**	4,218.4	4,359.1
Research and development	**41.1**	41.2	46.7
Engineering	**38.9**	31.4	31.3
Selling and administrative	**318.6**	341.3	285.1
Interest	**421.7**	434.0	486.7
Other	**509.8**	279.8	997.5
	5,743.5	5,346.1	6,206.4
Earnings (loss) before items below	**16.6**	667.2	(391.6)
Provision (credit) for income taxes	**(18.3)**	286.4	(143.9)
	34.9	380.8	(247.7)
Minority share owners' interests in earnings of subsidiaries	**25.5**	20.1	22.0
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**9.4**	360.7	(269.7)
Extraordinary charges from early extinguishment of debt, net of applicable income taxes	**(9.6)**	(4.1)	
Cumulative effect of accounting change	**(460.0)**		
Net earnings (loss)	**$ (460.2)**	$ 356.6	$ (269.7)
Basic earnings (loss) per share of common stock:			
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ (0.08)**	$ 2.33	$ (2.00)
Extraordinary charges	**(0.07)**	(0.03)	
Cumulative effect of accounting change	**(3.14)**		
Net earnings (loss)	**$ (3.29)**	$ 2.30	$ (2.00)
Diluted earnings (loss) per share of common stock:			
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ (0.08)**	$ 2.33	$ (2.00)
Extraordinary charges	**(0.07)**	(0.03)	
Cumulative effect of accounting change	**(3.14)**		
Net earnings (loss)	**$ (3.29)**	$ 2.30	$ (2.00)

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

Millions of dollars

December 31,	2002	2001
Assets		
Current assets:		
Cash, including time deposits of $38.6 ($33.7 in 2001)	**$ 126.4**	$ 155.6
Short-term investments	**17.6**	16.4
Receivables, less allowances of $62.5 ($71.1 in 2001) for losses and discounts	**701.9**	754.5
Inventories	**893.5**	836.7
Prepaid expenses	**147.8**	224.0
Total current assets	**1,887.2**	1,987.2
Other assets:		
Equity investments	**192.0**	166.1
Repair parts inventories	**196.2**	199.2
Prepaid pension	**925.5**	879.5
Insurance receivable for asbestos-related costs	**12.2**	37.0
Deposits, receivables, and other assets	**640.9**	582.4
Goodwill	**2,691.2**	2,995.3
Total other assets	**4,658.0**	4,859.5
Property, plant, and equipment:		
Land, at cost	**167.0**	168.8
Buildings and equipment, at cost:		
Buildings and building equipment	**838.1**	792.5
Factory machinery and equipment	**4,595.5**	4,368.9
Transportation, office, and miscellaneous equipment	**141.7**	135.7
Construction in progress	**235.9**	330.3
	5,978.2	5,796.2
Less accumulated depreciation	**2,654.1**	2,536.3
Net property, plant, and equipment	**3,324.1**	3,259.9
Total assets	**$ 9,869.3**	$ 10,106.6

Consolidated Balance Sheets

Millions of dollars, except per share amounts

December 31,	**2002**	2001
Liabilities and Share Owners' Equity		
Current liabilities:		
Short-term loans	**$ 47.5**	$ 40.4
Accounts payable	**514.2**	457.4
Salaries and wages	**119.1**	116.1
U.S. and foreign income taxes	**28.9**	12.4
Current portion of asbestos-related liabilities	**195.0**	220.0
Other accrued liabilities	**362.0**	354.4
Long-term debt due within one year	**30.7**	30.8
Total current liabilities	**1,297.4**	1,231.5
Long-term debt	**5,268.0**	5,329.7
Deferred taxes	**278.4**	465.2
Nonpension postretirement benefits	**291.5**	303.4
Other liabilities	**563.6**	386.9
Asbestos-related liabilities	**357.7**	78.8
Commitments and contingencies		
Minority share owners' interests	**141.9**	159.3
Share owners' equity:		
Convertible preferred stock, par value $.01 per share, liquidation preference $50 per share, 9,050,000 shares authorized, issued and outstanding	**452.5**	452.5
Common stock, par value $.01 per share, 250,000,000 shares authorized, 160,265,744 shares issued and outstanding, less 12,914,262 treasury shares at December 31, 2002 (159,411,845 issued and outstanding, less 12,932,897 treasury shares at December 31, 2001)	**1.6**	1.6
Capital in excess of par value	**2,224.9**	2,217.3
Treasury stock, at cost	**(247.6)**	(248.0)
Retained earnings (deficit)	**(177.0)**	304.7
Accumulated other comprehensive income (loss)	**(583.6)**	(576.3)
Total share owners' equity	**1,670.8**	2,151.8
Total liabilities and share owners' equity	**$ 9,869.3**	$ 10,106.6

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Share Owners' Equity

Millions of dollars, except per share amounts

Years ended December 31,	2002	2001	2000
Convertible preferred stock			
Balance at beginning of year	$ 452.5	$ 452.5	$ 452.5
Balance at end of year	452.5	452.5	452.5
Exchangeable preferred stock			
Balance at beginning of year		3.4	4.0
Exchange of preferred stock for common stock		(3.4)	(0.6)
Balance at end of year	-	-	3.4
Common stock			
Balance at beginning of year	1.6	1.6	1.6
Balance at end of year	1.6	1.6	1.6
Capital in excess of par value			
Balance at beginning of year	2,217.3	2,205.1	2,201.9
Issuance of common stock	7.6	8.8	2.6
Exchange of preferred stock for common stock		3.4	0.6
Balance at end of year	2,224.9	2,217.3	2,205.1
Treasury stock			
Balance at beginning of year	(248.0)	(242.8)	(225.6)
Reissuance of common stock	0.4		
Repurchases of common stock		(5.2)	(17.2)
Balance at end of year	(247.6)	(248.0)	(242.8)
Retained earnings (deficit)			
Balance at beginning of year	304.7	(30.4)	284.1
Cash dividends on convertible preferred stock — $2.375 per share	(21.5)	(21.5)	(21.5)
Net earnings (loss)	(460.2)	356.6	(269.7)
Net loss for the month ended December 31, 2000 for the change in the fiscal year end of certain international affiliates			(23.3)
Balance at end of year	(177.0)	304.7	(30.4)
Accumulated other comprehensive income (loss)			
Balance at beginning of year	(576.3)	(506.4)	(368.6)
Foreign currency translation adjustments	79.5	(67.4)	(137.8)
Minimum pension liability, net of tax	(91.5)		
Change in fair value of certain derivative instruments	4.7	(2.5)	
Balance at end of year	(583.6)	(576.3)	(506.4)
Total share owners' equity	$ 1,670.8	$ 2,151.8	$ 1,883.0
Total comprehensive income (loss)			
Net earnings (loss)	$ (460.2)	$ 356.6	$ (269.7)
Foreign currency translation adjustments	79.5	(67.4)	(137.8)
Minimum pension liability, net of tax	(91.5)		
Change in fair value of certain derivative instruments	4.7	(2.5)	
Total	$ (467.5)	$ 286.7	$ (407.5)

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

Millions of dollars

Years ended December 31,	**2002**	2001	2000
Operating activities:			
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ 9.4**	$ 360.7	$ (269.7)
Non-cash charges (credits):			
Depreciation	**428.2**	403.2	412.6
Amortization of deferred costs	**52.5**	140.5	136.9
Deferred tax provision (credit)	**(94.6)**	227.3	(243.8)
Restructuring costs and writeoffs of certain assets		129.4	248.3
Gains on asset sales		(439.4)	
Future asbestos-related costs	**475.0**		550.0
Other	**(119.0)**	(112.3)	(104.9)
Change in non-current operating assets	**8.2**	8.0	(43.0)
Asbestos-related payments	**(221.1)**	(245.9)	(181.5)
Asbestos-related insurance proceeds	**24.8**	163.7	4.6
Reduction of non-current liabilities	**(8.4)**	(30.0)	(28.4)
Change in components of working capital	**48.1**	(67.1)	(116.3)
Cash provided by operating activities	**603.1**	538.1	364.8
Investing activities:			
Additions to property, plant and equipment	**(496.0)**	(531.9)	(481.4)
Acquisitions, net of cash acquired	**(17.6)**	(184.6)	(77.1)
Net cash proceeds from divestitures and other	**39.0**	605.3	94.4
Cash utilized in investing activities	**(474.6)**	(111.2)	(464.1)
Financing activities:			
Additions to long-term debt	**2,129.3**	3,899.8	619.2
Repayments of long-term debt	**(2,190.8)**	(4,239.6)	(516.2)
Increase (decrease) in short-term loans	**17.5**	(44.4)	(43.8)
Collateral deposits for certain derivative instruments	**(70.9)**	(26.1)	
Payment of finance fees and debt retirement costs	**(27.7)**	(62.1)	
Convertible preferred stock dividends	**(21.5)**	(21.5)	(21.5)
Issuance of common stock	**6.8**	2.4	2.6
Treasury shares purchased		(5.2)	(17.2)
Cash provided by (utilized in) financing activities	**(157.3)**	(496.7)	23.1
Effect of exchange rate fluctuations on cash	**(0.4)**	(4.3)	15.6
Effect of change in fiscal year end for certain international affiliates			33.2
Decrease in cash	**(29.2)**	(74.1)	(27.4)
Cash at beginning of year	**155.6**	229.7	257.1
Cash at end of year	**$ 126.4**	$ 155.6	$ 229.7

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Tabular data in millions of dollars, except share and per share amounts

1. Significant Accounting Policies

Basis of Consolidated Statements The consolidated financial statements of Owens-Illinois, Inc. ("Company") include the accounts of its subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. Prior to December 2000, substantially all of the Company's consolidated foreign subsidiaries reported their results of operations on a one-month lag, which allowed additional time to compile the results. The portion of the Company's consolidated net earnings for 2000 that was attributable to the earnings of these subsidiaries for the 12 months ended November 30, 2000 was $64.7 million ($107.5 million excluding unusual items). Beginning in December 2000, the one-month lag was eliminated. As a result, the December 2000 results of operations for these subsidiaries, which amounted to a net loss of $23.3 million, was recorded directly to retained earnings in December 2000. Earnings of most of these subsidiaries for the month of December are typically lower than most other months due to customer and factory holidays, fewer shipping days, and extended maintenance activity. The loss in December 2000 was greater than recent December periods as a result of lower than normal shipments for the month, lower selling prices due to product mix and currency exchange rates, high energy costs, and increased furnace repair work at several facilities.

The Company uses the equity method of accounting for investments in which it has a significant ownership interest, generally 20% to 50%. Other investments are accounted for at cost.

Nature of Operations The Company is a leading manufacturer of glass container and plastics packaging products operating in two product segments. The Company's principal product lines in the Glass Containers product segment are glass containers for the food and beverage industries. Sales of the Glass Containers product segment were 69% of the Company's 2002 consolidated sales. The Company has glass container operations located in 19 countries, while the plastics packaging products operations are located in 12 countries. The principal markets and operations for the Company's glass products are in the North America, Europe, South America, and Australia. The Company's principal product lines in the Plastics Packaging product segment includes consumer products (blow molded containers, injection molded closures and dispensing systems) and prescription containers. Major markets for the Company's plastics packaging products include the United States household products, personal care products, health care products, and food and beverage industries.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly. For further information on certain of the Company's significant estimates, see Note 19.

Cash The Company defines "cash" as cash and time deposits with maturities of three months or less when purchased. Outstanding checks in excess of funds on deposit are included in accounts payable.

Fair Values of Financial Instruments The carrying amounts reported for cash, short-term investments and short-term loans approximate fair value. In addition, carrying amounts approximate fair value for certain long-term debt obligations subject to frequently redetermined interest rates. Fair values for the Company's significant fixed rate debt obligations are generally based on published market quotations. Derivative financial instruments are included on the balance sheet at fair value.

Inventory Valuation The Company values most U.S. inventories at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of standard costs (which approximate average costs) or market.

Goodwill Goodwill represents the excess of cost over fair value of assets of businesses acquired. Through December 31, 2001, goodwill was being amortized over 40 years. In accordance with FAS No. 142 (as described in "New Accounting Standards"), goodwill is no longer being amortized, but is being evaluated annually, as of October 1, for impairment or more frequently if an impairment indicator exists.

Intangible Assets and Other Long-Lived Assets Intangible assets are amortized over the expected useful life of the asset. The Company evaluates the recoverability of intangible assets and other long-lived assets based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that an impairment may exist. If an impairment exists, the asset is written down to fair value.

Property, Plant, and Equipment Property, plant and equipment ("PP&E") is carried at cost and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. In general, depreciation is computed using the straight-line method. Maintenance and repairs are expensed as incurred. Costs assigned to PP&E of acquired businesses are based on estimated fair values at the date of acquisition.

Revenue Recognition The Company recognizes sales, net of estimated discounts and allowances, when the title to the products and risk of loss are transferred to customers. Provisions for rebates to customers are provided in the same period that the related sales are recorded.

Shipping and Handling Costs Shipping and handling costs are included with manufacturing, shipping, and delivery costs in the Consolidated Statements of Operations.

Income Taxes on Undistributed Earnings In general, the Company plans to continue to reinvest the undistributed earnings of foreign subsidiaries and foreign corporate joint ventures accounted for by the equity method. Accordingly, taxes are provided only on that amount of undistributed earnings in excess of planned reinvestments.

Foreign Currency Translation The assets and liabilities of most affiliates and associates are translated at current exchange rates and any related translation adjustments are recorded directly in share owners' equity. For the years ended December 31, 2001 and 2000, the Company's affiliates located in Venezuela operated in a "highly inflationary" economy. Therefore, certain assets of these affiliates were translated at historical exchange rates and all translation adjustments were reflected in the statements of Consolidated Results of Operations. During 2002, the affiliates in Venezuela were no longer considered operating in a "highly inflationary" economy. Assets and liabilities were translated at current exchange rates with any related translation adjustments being recorded directly to share owners' equity.

Accounts Receivable Receivables are stated at amounts estimated by management to be the net realizable value. The Company charges off accounts receivable when it becomes apparent based upon age or customer circumstances that amounts will not be collected.

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk.

Stock Options The Company has three nonqualified stock option plans, which are described more fully in Note 13. The Company has adopted the disclosure-only provisions (intrinsic value method) of Statement of Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation." All options have been granted at prices equal to the market price of the Company's common stock on the date granted. Accordingly, the Company recognizes no compensation expense related to the stock option plans.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as allowed by FAS No. 123, pro forma net income (loss) and earnings (loss) per share would have been as follows:

	2002	2001	2000
Net income (loss):			
As reported	**$ (460.2)**	$ 356.6	$ (269.7)
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	**(9.1)**	(8.9)	(8.0)
Pro forma	**$ (469.3)**	$ 347.7	$ (277.7)
Basic earnings (loss) per share:			
As reported	**$ (3.29)**	$ 2.30	$ (2.00)
Pro forma	**(3.35)**	2.24	(2.05)
Diluted earnings (loss) per share:			
As reported	**(3.29)**	2.30	(2.00)
Pro forma	**(3.35)**	2.24	(2.05)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Net income (loss):			
Expected life of options	**5 years**	5 years	5 years
Expected stock price volatility	**71.5%**	69.8%	62.9%
Risk-free interest rate	**4.50%**	4.85%	6.60%
Expected dividend yield	**0.00%**	0.00%	0.00%

New Accounting Standards

FAS No. 142. On January 1, 2002, the Company adopted Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets". As required by FAS No. 142, the Company is no longer amortizing goodwill, but will be reviewing goodwill annually (or more frequently if impairment indicators arise) for impairment.

During the first quarter of 2002, the Company completed an impairment test under FAS No. 142 using the business enterprise value ("BEV") of each reporting unit. BEVs were calculated as of the measurement date, January 1, 2002, by determining the present value of debt-free, after-tax future cash flows, discounted at the weighted average cost of capital of a hypothetical third party buyer. The BEV of each reporting unit was then compared to the book value of each reporting unit as of the measurement date to assess whether an impairment existed under FAS No. 142. Based on this comparison, the Company determined that an impairment existed in its consumer products reporting unit of the Plastics Packaging segment. The consumer products reporting unit operates in a highly competitive and fragmented industry. Excess capacity in this industry had created downward pricing pressure. The Company lowered its earnings and cash flow projections for this unit for several years following the measurement date which resulted in a lower BEV. Following a review of the valuation of the assets of the consumer products reporting unit, the Company recorded an impairment charge of $460.0 million to reduce the reported value of its goodwill. As required by FAS No. 142, the transitional impairment loss has been recognized as the cumulative effect of a change in method of accounting.

The following earnings and earnings per share data for 2001 and 2000 have been presented on an adjusted basis to eliminate goodwill amortization of $92.3 million, or $0.64 per share for 2001 and $94.9 million, or $0.65 per share for 2000 as required by FAS No. 142. The earnings and earnings per share data for 2002 have been presented to provide comparative data to the 2001 and 2000 adjusted earnings and earnings per share data.

	2002 (Actual)	2001 (Adjusted)	2000 (Adjusted)
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ 9.4**	$ 453.0	$(174.8)
Per share - basic	**(0.08)**	2.97	(1.35)
Per share - diluted	**(0.08)**	2.97	(1.35)
Net earnings (loss)	**$ (460.2)**	$ 448.9	$(174.8)
Per share - basic	**(3.29)**	2.94	(1.35)
Per share - diluted	**(3.29)**	2.94	(1.35)

FAS No. 144. In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". FAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and was adopted by the Company on January 1, 2002. The adoption of FAS No. 144 did not have an impact on the reported results of operations or financial position of the Company.

FAS No. 145. In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, FAS No. 145 requires gains and losses from early extinguishment of debt to be included in income from continuing operations instead of being classified as extraordinary items as previously required by generally accepted accounting principles. FAS No. 145 is effective for fiscal years beginning after May 15, 2002 and will be adopted by the Company on January 1, 2003. Any gain or loss on early extinguishment of debt that was classified as an extraordinary item in periods prior to adoption must be reclassified into income from continuing operations. The adoption of FAS No. 145 will require the $9.6 million and $4.1 million of extraordinary charges for the years ended December 31, 2002 and 2001, respectively, to be reclassified to interest expense and the provision for income taxes.

FAS No. 146. In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. The statement further requires that fair value be used for initial measurement of the liability. FAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company believes that the adoption of FAS No. 146 will not have a material impact on the reported results of operations or financial position of the Company.

FAS No. 148. In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has complied with the additional disclosure requirements of FAS No. 148.

FIN No.45. In November 2002, the FASB issued Interpretation No. 45 ("FIN 45'), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation's disclosure requirements are effective for financial statements of annual periods ending after December 15, 2002. The Company has complied with the disclosure requirements of FIN 45 for the guarantees issued by its subsidiaries guaranteeing the debt of other subsidiaries.

2. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31,	2002	2001	2000
Numerator:			
Earnings (loss) before extraordinary items and cumulative effect of accounting change	$ 9.4	$ 360.7	$ (269.7)
Preferred stock dividends:			
Convertible	(21.5)	(21.5)	(21.5)
Exchangeable			(0.2)
Numerator for basic earnings (loss) per share — income (loss) available to common share owners	$ (12.1)	$339.2	$(291.4)
Denominator:			
Denominator for basic earnings (loss) per share — weighted average shares outstanding	146,615,931	145,456,118	145,983,475
Effect of dilutive securities:			
Stock options and other		199,284	
Exchangeable preferred stock		5,200	
Dilutive potential common shares		204,484	
Denominator for diluted earnings (loss) per share — adjusted weighted average shares and assumed exchanges of preferred stock for common stock	146,615,931	145,660,602	145,983,475
Basic earnings (loss) per share	$ (0.08)	$ 2.33	$ (2.00)
Diluted earnings (loss) per share	$ (0.08)	$ 2.33	$ (2.00)

See Note 12 for additional information on Convertible Preferred Stock.

The convertible preferred stock was not included in the computation of 2001 diluted earnings per share since the result would have been antidilutive. Options to purchase 7,776,942 weighted average shares of common stock which were outstanding during 2001 were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. For the years ended December 31, 2002 and 2000, diluted earnings per share of common stock are equal to basic earnings per share of common stock due to the net loss.

3. Changes in Components of Working Capital Related to Operations

Changes in the components of working capital related to operations (net of the effects related to acquisitions and divestitures) were as follows (certain amounts from prior year have been reclassified to conform to current year presentation):

	2002	2001	2000
Decrease (increase) in current assets:			
Short-term investments	$ (1.1)	$ 3.2	$ 10.4
Receivables	34.8	(0.2)	(43.9)
Inventories	(70.4)	43.2	(50.9)
Prepaid expenses	(13.9)	3.4	0.8
Increase (decrease) in current liabilities:			
Accounts payable	56.0	(36.1)	0.7
Accrued liabilities	20.6	(54.7)	(47.8)
Salaries and wages	2.8	12.6	(5.0)
U.S. and foreign income taxes	19.3	(38.5)	19.4
	$ 48.1	$ (67.1)	$ (116.3)

4. Inventories

Major classes of inventory are as follows:

	2002	2001
Finished goods	$ 684.9	$ 641.8
Work in process	7.4	6.2
Raw materials	133.2	125.3
Operating supplies	68.0	63.4
	$ 893.5	$ 836.7

If the inventories which are valued on the LIFO method had been valued at standard costs, which approximate current costs, consolidated inventories would be higher than reported by $17.8 million and $19.9 million at December 31, 2002 and 2001, respectively.

Inventories which are valued at the lower of standard costs (which approximate average costs) or market at December 31, 2002 and 2001 were approximately $532.4 million and $501.7 million, respectively.

5. Equity Investments

Summarized information pertaining to the Company's equity associates follows:

	2002	2001
At end of year:		
Equity in undistributed earnings:		
Foreign	$ 94.2	$ 90.0
Domestic	17.6	21.6
Total	$ 111.8	$ 111.6
Equity in cumulative translation adjustment	$ (51.3)	$ (54.2)

	2002	2001	2000
For the year:			
Equity in earnings:			
Foreign	$ 9.5	$ 7.8	$ 5.8
Domestic	17.5	11.6	14.0
Total	$ 27.0	$ 19.4	$ 19.8
Dividends received	$ 29.2	$ 18.2	$ 14.5

6. Long-Term Debt

The following table summarizes the long-term debt of the Company at December 31, 2002 and 2001:

	2002	2001
Secured Credit Agreement:		
Revolving Credit Facility:		
Revolving Loans	$ 1,825.0	$ 2,410.4
Term Loan		1,045.0
Senior Secured Notes:		
8.875%, due 2009	1,000.0	
8.75%, due 2012	625.0	
Senior Notes:		
7.85%, due 2004	300.0	300.0
7.15%, due 2005	350.0	350.0
8.10%, due 2007	300.0	300.0
7.35%, due 2008	250.0	250.0
Senior Debentures:		
7.50%, due 2010	250.0	250.0
7.80%, due 2018	250.0	250.0
Other	148.7	205.1
	5,298.7	5,360.5
Less amounts due within one year	30.7	30.8
Long-term debt	$ 5,268.0	$ 5,329.7

In April 2001, certain of the Company's subsidiaries (the "Borrowers") entered into the Secured Credit Agreement (the "Agreement") with a group of banks, which expires on March 31, 2004. The Agreement provides for a $2.4 billion ($3.0 billion initially) revolving credit facility. The Agreement also initially provided for a $1.5 billion term loan which was repaid with the proceeds from the 2001 sale of the Company's Harbor Capital Advisors business and the issuance of the Senior Secured Notes in 2002 as discussed below. The Agreement includes an Overdraft Account Facility providing for aggregate borrowings up to $50 million which reduce the amount available for borrowing under the Revolving Credit Facility. The Agreement also provides for the issuance of letters of credit totaling up to $500 million, which also reduce the amount available for borrowings under the Revolving Credit Facility. At December 31, 2002, the Company had unused credit of $520.9 million available under the Secured Credit Agreement.

The interest rate on borrowings under the Revolving Credit Facility is, at the Borrower's option, the Base Rate or a reserve adjusted Eurodollar rate. The interest rate on borrowings under the Revolving Credit Facility also includes a margin linked to the Company's Consolidated Leverage Ratio, as defined in the Agreement. The margin is limited to ranges of 1.75% to 2.00% for Eurodollar loans and .75% to 1.00% for Base Rate loans. The interest rate on Overdraft Account loans is the Base Rate minus .50%. The weighted average interest rate on borrowings outstanding under the Revolving Credit Facility at December 31, 2002 was 3.55%. Including the effects of cross-currency swap agreements related to Revolving Credit Facility borrowings by the Company's Australian, U.K., and Canadian subsidiaries, as discussed in Note 9, the weighted average interest rate was 5.53%. While no compensating balances are required by the Agreement, the Borrowers must pay a facility fee on the Revolving Credit Facility commitments of .50%.

Borrowings under the Agreement are secured by substantially all of the assets of the Company's domestic subsidiaries and certain foreign subsidiaries, which have a book value of approximately $3.7 billion. Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company's domestic subsidiaries and certain stock of certain foreign subsidiaries. All borrowings under the Agreement are guaranteed by substantially all subsidiaries of the Company for the term of the Agreement.

Under the terms of the Agreement, payments for redemption of shares of the Company's common stock are subject to certain limitations. Dividend payments with respect to the Company's Preferred or Common Stock may be impacted by certain covenants. The Agreement also requires, among other things, the maintenance of certain financial ratios, and restricts the creation of liens and certain types of business activities and investments.

During January 2002, a subsidiary of the Company completed $1.0 billion of Senior Secured Notes. The notes bear interest at 8 7/8% and are due February 15, 2009. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiary used the net cash proceeds from the notes to reduce the outstanding term loan under the Agreement by $980 million. As a result, the Company wrote off unamortized deferred financing fees in January 2002 related to the term loan and recorded an extraordinary charge totaling $10.9 million less applicable income taxes of $4.2 million. The indenture for the notes restricts among other things, the ability of the Company's subsidiaries to borrow money, pay dividends on, or redeem or repurchase stock, make investments, create liens, enter into certain transactions with affiliates, and sell certain assets or merge with or into other companies.

During the fourth quarter of 2002, a subsidiary of the Company issued Senior Secured Notes totaling $625 million. The notes bear interest at 8 3/4% and are due November 15, 2012. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The assets of substantially all of the Company's domestic subsidiaries are pledged as security for the notes. The issuing subsidiary used the net cash proceeds from the notes to repay the remaining $65 million of the outstanding term loan under the Agreement and to permanently reduce the revolving credit facility under the Agreement by $551 million. As a result, the Company wrote off unamortized deferred financing fees related to the term loan and the revolver and recorded an extraordinary charge of $4.5 million less applicable income taxes of $1.6 million. The indenture for the new notes has the same restrictions as the Senior Secured Notes issued in January 2002.

During the second quarter of 2001, the Company sought and received consent from the holders of a majority of the principal amount of each of its six series of senior notes and debentures to amend the indenture governing those securities. The amendments implement a previously announced offer by the Company and two of its principal subsidiaries to secure the Company's obligations under the indentures and the securities with a second lien on the intercompany debt and capital stock held by the two principal subsidiaries that own its glass container and plastics packaging businesses. In addition, the amendments also implemented a previously announced offer by the two principal subsidiaries to guarantee the senior notes and debentures on a subordinated basis.

Annual maturities for all of the Company's long-term debt through 2007 are as follows: 2003, $30.7 million; 2004, $2,155.7 million; 2005, $402.3 million; 2006, $12.7 million; and 2007, $311.5 million.

Interest paid in cash aggregated $372.1 million for 2002, $424.7 million for 2001, and $467.6 million for 2000.

Fair values at December 31, 2002, of the Company's significant fixed rate debt obligations are as follows:

	Principal Amount (millions of dollars)	Indicated Market Price	Fair Value (millions of dollars)
Senior Secured Notes:			
8.875%	$ 1,000.0	$ 103.75	$ 1,037.5
8.75%	625.0	102.25	639.1
Senior Notes:			
7.85%	300.0	100.25	300.8
7.15%	350.0	97.75	342.1
8.10%	300.0	97.75	293.3
7.35%	250.0	93.75	234.4
Senior Debentures:			
7.50%	250.0	94.00	235.0
7.80%	250.0	87.00	217.5

7. Operating Leases

Rent expense attributable to all operating leases was $90.2 million in 2002, $87.0 million in 2001, and $77.8 million in 2000. Minimum future rentals under operating leases are as follows: 2003, $66.4 million; 2004, $52.2 million; 2005, $41.4 million; 2006, $31.7 million; 2007, $21.0 million; and 2008 and thereafter, $29.2 million.

8. Foreign Currency Translation

Aggregate foreign currency exchange gains (losses) included in other costs and expenses were $2.0 million in 2002, $2.6 million in 2001, and $(1.0) million in 2000.

9. Derivative Instruments

Under the terms of the April 2001 Secured Credit Agreement, the Company's affiliates in Australia and the United Kingdom are permitted to borrow in U.S. dollars. In order to manage the international affiliates' exposure to fluctuating foreign exchange rates, the Company's affiliates in Australia and the United Kingdom have entered into currency swaps for the principal portion of their initial borrowings under the Agreement and for their interest payments due under the Agreement.

As of December 31, 2002, the Company's affiliate in Australia has swapped $650 million of borrowings into $1,275 million Australian dollars. This swap matures on May 1, 2003, with interest resets every 90 days. The interest reset terms of the swap approximate the terms of the U.S. dollar borrowings. This derivative instrument swaps both the interest and principal from U.S. dollars to Australian dollars and also swaps the interest rate from a U.S.-based rate to an Australian-based rate. The Company's affiliate in the United Kingdom has swapped $200 million of bank loans and intercompany borrowings into 139 million British pounds. This swap also matures on May 1, 2003, with interest resets every 90 days. This derivative instrument swaps both the interest and principal from U.S. dollars to British pounds and also swaps the interest rate from a U.S.-based rate to a British-based rate. The Company's affiliates in Australia and in the United Kingdom have also entered in short term forward exchange contracts which effectively swap additional intercompany and external borrowings at each of these affiliates to its local currency. These hedges swap both the interest and principal of additional borrowings in excess of the two major swap contracts mentioned above.

As of December 31, 2002, the Company's Canadian affiliate has swapped $60 million of borrowings into $94.7 million Canadian dollars. This swap matures on October 1, 2003. This derivative instrument swaps both the interest and principal from U.S. dollars to Canadian dollars and also swaps the interest rate from a U.S.-based rate to a Canadian-based rate.

The Company recognizes the above derivatives on the balance sheet at fair value. The Company accounts for the above swaps as fair value hedges. As such, the changes in the value of the swaps are included in other expense and are expected to substantially offset any exchange rate gains or losses on the related U.S. dollar borrowings. For 2002, the amount not offset was immaterial.

The Company also uses commodity futures contracts related to forecasted natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid for natural gas and the potential volatility in earnings or cash flows from future market price movements. The Company continually evaluates the natural gas market in respect to its future usage requirements. The Company generally evaluates the natural gas market for the next twelve months and continually enters into commodity futures contracts in order to have a portion of its usage requirements hedged through the next twelve months. At December 31, 2002, the Company has entered into commodity futures contracts for approximately 25% of its North American natural gas usage through the end of 2003 (approximately 6,600 MM BTUs).

The Company accounts for the above futures contracts on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in accumulated other comprehensive income ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings.

The above futures contracts are accounted for as cash flow hedges at December 31, 2002. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting anticipated cash flows of the hedged transactions. For hedged forecasted transactions, hedge accounting will be discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses will be recorded to earnings immediately.

At December 31, 2002, an unrealized net gain of $2.2 million, after tax of $1.2 million, related to these commodity futures contracts was included in OCI. There was no ineffectiveness recognized during 2002.

The Company's international affiliates may enter into short-term forward exchange agreements to purchase foreign currencies at set rates in the future. These foreign currency forward exchange agreements are used to limit exposure to fluctuations in foreign currency exchange rates for all significant planned purchases of fixed assets or commodities that are denominated in a currency other than the affiliate's functional currency. Affiliates may also use forward exchange agreements to offset the foreign currency risk for receivables and payables not denominated in their functional currency. The Company records these short-term forward exchange agreements on the balance sheet at fair value and changes in the fair value are charged to earnings.

10. Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) are: (a) net earnings (loss); (b) change in fair value of certain derivative instruments; (c) adjustment of minimum pension liabilities; and, (d) foreign currency translation adjustments. The net effect of exchange rate fluctuations generally reflects changes in the relative strength of the U.S. dollar against major foreign currencies between the beginning and end of the year.

The following table lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive income (loss).

	Net Effect of Exchange Rate Fluctuations	Deferred Income Taxes	Minimum Pension Liability	Change in Certain Derivative Instruments	Total Accumulated Comprehensive Income
Balance on January 1, 2000	$(390.2)	$ 21.6	$ –	$ –	$ (368.6)
2000 Change	(140.6)	2.8			(137.8)
Balance on December 31, 2000	(530.8)	24.4			(506.4)
2001 Change	(70.0)	2.6		(2.5)	(69.9)
Balance on December 31, 2001	(600.8)	27.0		(2.5)	(576.3)
2002 Change	80.5	(1.0)	(91.5)	4.7	(7.3)
Balance on December 31, 2002	**$(520.3)**	**$26.0**	**$(91.5)**	**$ 2.2**	**$(583.6)**

11. Income Taxes

Deferred income taxes reflect: (1) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (2) carryovers and credits for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Accrued postretirement benefits	**$ 88.2**	$ 106.2
Asbestos-related liabilities	**193.4**	104.6
Tax loss carryovers	**156.9**	63.5
Alternative minimum tax credits	**23.6**	31.5
Other, principally accrued liabilities	**149.1**	253.9
Total deferred tax assets	**611.2**	559.7
Deferred tax liabilities:		
Property, plant and equipment	**334.1**	317.1
Prepaid pension costs	**299.9**	301.9
Insurance for asbestos-related costs	**4.3**	13.0
Inventory	**30.1**	37.4
Other	**107.9**	156.8
Total deferred tax liabilities	**776.3**	826.2
Net deferred tax liabilities	**$ (165.1)**	$ (266.5)

Deferred taxes are included in the Consolidated Balance Sheets at December 31, 2002 and 2001 as follows:

	2002	2001
Prepaid expenses	$ 113.3	$ 198.7
Deferred tax liabilities	(278.4)	(465.2)
Net deferred tax liabilities	$ (165.1)	$ (266.5)

The provision (benefit) for income taxes consists of the following:

	2002	2001	2000
Current:			
U.S. Federal	$ -	$ 8.0	$ 0.8
State	1.4	19.4	2.1
Foreign	74.9	31.7	97.0
	76.3	59.1	99.9
Deferred:			
U.S. Federal	(92.4)	192.2	(167.4)
State	8.7	1.2	(32.9)
Foreign	(10.9)	33.9	(43.5)
	(94.6)	227.3	(243.8)
Total:			
U.S. Federal	(92.4)	200.2	(166.6)
State	10.1	20.6	(30.8)
Foreign	64.0	65.6	53.5
	$ (18.3)	$ 286.4	$ (143.9)

The provision for income taxes was calculated based on the following components of earnings (loss) before income taxes:

	2002	2001	2000
Domestic	$ (273.4)	$ 516.8	$ (566.0)
Foreign	290.0	150.4	174.4
	$ 16.6	$ 667.2	$ (391.6)

Income taxes paid (received) in cash were as follows:

	2002	2001	2000
Domestic	$ (9.0)	$ 8.1	$ (0.7)
Foreign	51.2	52.1	46.4
	$ 42.2	$ 60.2	$ 45.7

A reconciliation of the provision (benefit) for income taxes based on the statutory U.S. Federal tax rate of 35% to the provision for income taxes is as follows (certain amounts for the 2000 presentation has been reclassified to conform to the 2002 presentation):

	2002	2001	2000
Pretax earnings at statutory U.S. Federal tax rate	$ 5.8	$ 233.5	$ (137.1)
Increase (decrease) in provision for income taxes due to:			
Amortization of goodwill		31.5	33.0
State taxes, net of federal benefit	5.3	12.7	(19.5)
International rate differences	(24.8)	(2.7)	(7.8)
Adjustment for non-U.S. tax law changes	(5.7)	6.0	(9.3)
Other items	1.1	5.4	(3.2)
Provision (credit) for income taxes	$ (18.3)	$ 286.4	$ (143.9)
Effective tax rate	-110.3%	42.9%	36.7%

At December 31, 2002, the Company had unused net operating losses and research tax credits expiring from 2007 to 2022.

The Company also has unused alternative minimum tax credits which do not expire and which will be available to offset future U.S. Federal income tax.

At December 31, 2002, the Company's equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $865.9 million. It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.

12. Convertible Preferred Stock

Annual cumulative dividends of $2.375 per share are payable in cash quarterly. The convertible preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock of the Company at an initial conversion rate of 0.9491 shares of common stock for each share of convertible preferred stock, subject to adjustment based on certain events. The convertible preferred stock may be redeemed only in shares of common stock of the Company at the option of the Company at predetermined redemption prices plus accrued and unpaid dividends, if any, to the redemption date.

Holders of the convertible preferred stock have no voting rights, except as required by applicable law and except that among other things, whenever accrued and unpaid dividends on the convertible preferred stock are equal to or exceed the equivalent of six quarterly dividends payable on the convertible preferred stock such holders will be entitled to elect two directors to the Company's board of directors until the dividend arrearage has been paid or amounts have been set apart for such payment. In addition, certain changes that would be materially adverse to the rights of holders of the convertible preferred stock cannot be made without the vote of holders of two-thirds of the outstanding convertible preferred stock. The convertible preferred stock is senior to the common stock with respect to dividends and liquidation events.

13. Stock Options

The Company has three nonqualified stock option plans: (1) the Stock Option Plan for Key Employees of Owens-Illinois, Inc.; (2) the Stock Option Plan for Directors of Owens-Illinois, Inc. and (3) 1997 Equity Participation Plan of Owens-Illinois, Inc. No options may be exercised in whole or in part during the first year after the date granted. In general, subject to accelerated exercisability provisions related to the performance of the Company's common stock or change of control, 50% of the options become exercisable on the fifth anniversary of the date of the option grant, with the remaining 50% becoming exercisable on the sixth anniversary date of the option grant. In general, options expire following termination of employment or the day after the tenth anniversary date of the option grant. All options have been granted at prices equal to the market price of the Company's common stock on the date granted. Accordingly, the Company recognizes no compensation expense related to the stock option plans.

Stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding at January 1, 2000	6,321,034	$26.76	
Granted	1,778,190	13.50	$ 8.01
Exercised	(10,350)	12.18	
Cancelled	(218,435)	27.61	
Options outstanding at December 31, 2000	7,870,439	23.76	
Granted	1,728,800	5.69	$ 3.50
Cancelled	(178,950)	20.29	
Options outstanding at December 31, 2001	9,420,289	20.51	
Granted	1,116,311	10.44	$ 6.49
Exercised	(605,480)	7.54	
Cancelled	(83,265)	22.04	
Options outstanding at December 31, 2002	**9,847,855**	**$20.15**	
Options exercisable at:			
December 31, 2002	**3,691,381**	**$13.39**	
December 31, 2001	1,848,826	$15.96	
December 31, 2000	1,949,726	$16.03	
Shares available for option grant at:			
December 31, 2002	**6,164,635**		
December 31, 2001	1,544,841		
December 31, 2000	4,585,996		

The following table summarizes significant option groups outstanding at December 31, 2002, and related weighted average price and life information:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 5.69 to $16.98	5,493,078	6.5	$10.95	3,141,589	$10.16
$23.94 to $31.63	2,698,860	5.6	$26.91	522,325	$31.62
$34.88 to $41.50	1,655,917	5.4	$39.66	27,467	$36.32
	9,847,855			3,691,381	

14. Pension Benefit Plans

Net credits to results of operations for all of the Company's pension plans and certain deferred compensation arrangements amounted to $72.5 million in 2002, $83.4 million in 2001, and $88.6 million in 2000.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. As part of the transaction, the Company assumed certain of the pension liabilities of Consumers Packaging. The information below includes the activity of these pension plans from October 1, 2001.

The Company has defined benefit pension plans covering substantially all employees located in the United States, the United Kingdom, Australia, and Canada. Benefits generally are based on compensation for salaried employees and on length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. The following tables relate to the Company's principal defined benefit pension plans in the United States, the United Kingdom, Australia, and Canada.

The changes in the pension benefit obligations for the year were as follows:

	2002	2001
Obligations at beginning of year	**$2,520.6**	$2,388.8
Change in benefit obligations:		
Service cost	**38.8**	36.6
Interest cost	**172.4**	169.3
Actuarial loss (gain)	**165.3**	(52.0)
Acquisitions		179.2
Benefit payments	**(197.7)**	(218.9)
Translation	**41.5**	(15.2)
Other	**11.5**	32.8
Net increase in benefit obligations	**231.8**	131.8
Obligations at end of year	**$2,752.4**	$2,520.6

The changes in the fair value of the pension plans' assets for the year were as follows:

	2002	2001
Fair value at beginning of year	**$2,744.0**	$2,948.7
Change in fair value:		
Actual loss on plan assets	**(113.7)**	(120.6)
Benefit payments	**(197.7)**	(218.9)
Acquisitions		119.9
Translation	**33.2**	(16.5)
Other	**18.1**	31.4
Net decrease in fair value of assets	**(260.1)**	(204.7)
Fair value at end of year	**$2,483.9**	$2,744.0

The funded status of the pension plans at year end was as follows:

	2002	2001
Plan assets at fair value	**$2,483.9**	$2,744.0
Projected benefit obligations	**2,752.4**	2,520.6
Plan assets greater (less) than projected benefit obligations	**(268.5)**	223.4
Net unrecognized items:		
Actuarial loss	**1,143.7**	552.2
Prior service cost	**50.0**	49.4
	1,193.7	601.6
Net amount recognized	**$ 925.2**	$ 825.0

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2002 and 2001 as follows:

	2002	2001
Prepaid pension	$ 925.5	$ 879.5
Accrued pension, included with other liabilities	(50.9)	(54.5)
Minimum pension liability, included with other liabilities	(92.2)	
Intangible asset, included with deposits and other assets	12.1	
Accumulated other comprehensive income	130.7	
Net amount recognized	$ 925.2	$ 825.0

The components of the net pension credit for the year were as follows:

	2002	2001	2000
Service cost	$ 38.8	$ 36.6	$ 36.6
Interest cost	172.4	169.3	168.8
Expected asset return	(303.4)	(311.0)	(318.5)
Amortization:			
Prior service cost	7.6	7.6	7.9
Loss (gain)	1.1	0.5	(0.2)
Net amortization	8.7	8.1	7.7
Net credit	$ (83.5)	$ (97.0)	$ (105.4)

The following selected information is for plans with projected benefit obligations in excess of the fair value of plan assets at year end:

	2002	2001
Projected benefit obligations	$2,752.4	$ 484.7
Fair value of plan assets	2,483.9	411.8

The following information is for plans with accumulated benefit obligations in excess of the fair value of plan assets at year end:

	2002	2001
Accumulated benefit obligations	$ 513.5	$ 145.8
Fair value of plan assets	372.4	131.5

The actuarial present value of benefit obligations is based on a weighted discount rate of 6.52% for 2002 and 6.95% for 2001. Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed salary increases on a weighted scale of 4.72% for 2002 and 2001. The expected weighted long-term rate of return on assets was 9.64% for 2002, and 10.12% for 2001 and 2000. Amortization included in net pension credits is based on the average remaining service of employees. Plan assets include marketable equity securities (which at December 31, 2002 and 2001 included 14,423,621 shares of the Company's common stock), government and corporate debt securities, real estate and commingled funds.

The Company recognized a minimum pension liability for the pension plan in the United Kingdom that is equal to the difference between the accumulated benefit obligation over plan assets in excess of accrued pension cost. In addition to eliminating the prepaid pension asset, a corresponding amount is recognized as both an intangible asset and a reduction of equity. Pursuant to this requirement, the Company recorded, as of December 31, 2002 a minimum pension liability $92.2 million, an intangible asset of $12.1 million, and accumulated other comprehensive loss of $130.7 million.

The Company also sponsors several defined contribution plans for all salaried and hourly U.S. employees. Participation is voluntary and participants' contributions are based on their compensation. The Company matches contributions of participants, up to various limits, in substantially all plans. Company contributions to these plans amounted to $9.3 million in 2002, $9.2 million in 2001, and $10.2 million in 2000.

15. Postretirement Benefits Other Than Pensions

The Company provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service.

On October 1, 2001, the Company completed the acquisition of the Canadian glass container assets of Consumers Packaging Inc. The information below includes the activity of the related Canadian retiree health care plan from October 1, 2001.

The changes in the postretirement benefit obligations for the year were as follows:

	2002	2001
Obligations at beginning of year	$ 321.2	$ 279.5
Change in benefit obligations:		
Service cost	2.7	1.8
Interest cost	22.6	20.5
Actuarial loss	31.9	22.1
Acquisition		31.3
Benefit payments	(32.2)	(34.0)
Other	6.1	
Net change in benefit obligations	31.1	41.7
Obligations at end of year	$ 352.3	$ 321.2

The funded status of the postretirement benefit plans at year end was as follows:

	2002	2001
Accumulated postretirement benefit obligations	$ 352.3	$ 321.2
Net unrecognized items:		
Prior service credit	17.6	30.6
Actuarial loss	(78.4)	(48.4)
	(60.8)	(17.8)
Nonpension postretirement benefit obligations	$ 291.5	$ 303.4

The components of the net postretirement benefit cost for the year were as follows:

	2002	2001	2000
Service cost	$ 2.7	$ 1.8	$ 1.6
Interest cost	22.6	20.5	20.5
Amortization:			
Prior service credit	(13.0)	(13.0)	(13.6)
Loss (gain)	2.3	0.8	(0.1)
Net amortization	(10.7)	(12.2)	(13.7)
Net postretirement benefit cost	$ 14.6	$ 10.1	$ 8.4

Assumed health care cost inflation was based on a weighted average rate of 11.60% in 2002, declining to an ultimate rate of 5.94%. A one percentage point decrease in the rate would have decreased the accumulated postretirement benefit obligation at December 31, 2002 by $15.4 million and decreased the net postretirement benefit cost for 2002 by $1.3 million. A one percentage point increase in the rate would have increased the accumulated postretirement benefit obligation at December 31, 2002 by $18.1 million and increased the net postretirement benefit cost for 2002 by $1.6 million. The assumed weighted average discount rates used in determining the accumulated postretirement benefit obligation were 6.72% and 7.18% at December 31, 2002 and 2001, respectively. Amortization included in net postretirement benefit cost is based on the average remaining service of employees.

Benefits provided by the Company for certain of the hourly retirees are determined by collective bargaining. Most other domestic hourly retirees receive health and life insurance benefits from a multi-employer trust established by collective bargaining. Payments to the trust as required by the bargaining agreements are based upon specified amounts per hour worked and were $6.2 million in 2002, $6.3 million in 2001, and $7.5 million in 2000. Postretirement health and life benefits for retirees of foreign affiliates are generally provided through the national health care programs of the countries in which the affiliates are located.

16. Other Revenue

Other revenue in 2001 includes a gain of $457.3 million related to the sale of the Harbor Capital Advisors business and gains totaling $13.1 million related to the sale of the Company's label business and the sale of a minerals business in Australia.

17. Other Costs and Expenses

Other costs and expenses for the year ended December 31, 2002 included a charge of $475.0 million related to adjustment of the reserve for estimated future asbestos-related indemnity payments and legal fees.

Other costs and expenses for the year ended December 31, 2001 included pretax charges of $129.5 million related to the following:

- Impairment charges of $25.2 million to write down the majority of the long-lived assets at the Company's glass container facility in Puerto Rico. While the Company intends to continue to operate this facility, an analysis of cash flows indicated that the long-lived assets, including buildings, furnaces and factory equipment, were impaired.
- Impairment charges of $16.5 million to substantially write off buildings, furnaces and factory equipment related to the permanent closing of a glass container facility in Venezuela.
- Impairment charges of $31.0 million at various other international and domestic facilities in response to decisions about pricing and market strategy. These charges related to the permanent closing of the flat glass facility in Venezuela and two domestic plastics packaging facilities and the abandonment of certain equipment at various locations.
- Other costs of $9.4 million related to closing facilities and reducing workforce. The total workforce reductions involved approximately 400 employees at a cost of approximately $7.5 million, of which substantially all had been paid out at December 31, 2002.
- A charge of $31.0 million related to the loss on the sale of the Company's facilities in India.
- A charge of $8.5 million for certain contingencies.
- A charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business.

Actions related to the restructuring and impairment charges were substantially completed during 2002.

Other costs and expenses for the year ended December 31, 2000 include a charge of $550.0 million related to adjustment of the reserve for estimated future asbestos-related indemnity payments and legal fees.

Other costs and expenses for the year ended December 31, 2000 also included charges of $248.3 million principally related to a restructuring and capacity realignment program. The restructuring and capacity realignment program, initiated in the third quarter of 2000, included the consolidation of manufacturing capacity and a reduction of 350 employees in the U.S. salaried work force, or about 10%, principally as a result of early retirement incentives. Also included in the program were a write-down of plant and equipment at the Company's glass container facilities in India and certain other asset write-offs. Manufacturing capacity consolidations involved three U.S. glass container facilities which were closed and reflected technology-driven improvements in productivity, conversions from some juice and similar products to plastic containers, Company and customer decisions regarding pricing and volume and the further concentration of production in the most strategically-located facilities. The property, plant and equipment at the three facilities, consisting of land, buildings, furnaces and factory equipment, was written down by $49.0 million to substantially write off these assets. The Company does not expect to pay any significant future cash payments related to the closing of these facilities. Other 2000 pretax charges of $33.5 million related principally to a $27.9 million write off of software that had been abandoned. During the third quarter of 2000, the Company decided, principally as a cost control measure, to abandon certain portions of a major software project and wrote off the associated costs.

As a result of a 10% reduction of the U.S. salaried workforce in 2000, the Company recognized a settlement gain of approximately $40 million related to its defined benefit pension plan. This gain was included in a net charge of $52.4 million for retirement incentives and special termination benefits.

The 2000 pretax charge of $40.0 million was related to the write-down of property, plant and equipment in India. Based on the Company's expectation of future net cash flows from its operations in India, the related property, plant, and equipment was written down to realizable values in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Selected information relating to the restructuring accruals follows:

	Capacity realignment	Early retirement incentives and special termination benefits	Write-down of impaired property, plant and equipment	Other, principally software write-off	Total
2000 restructuring charges	$ 122.4	$ 52.4	$ 40.0	$ 33.5	$ 248.3
Write-down of assets to net realizable value	(49.0)		(40.0)	(31.5)	(120.5)
Reduction of prepaid pension asset	(13.6)	(45.8)			(59.4)
Increase in nonpension postretirement benefit liability	(0.6)	(5.4)			(6.0)
Net cash paid	(1.5)	(0.4)			(1.9)
Remaining liabilities at December 31, 2000	57.7	0.8	-	2.0	60.5
Restructuring program and impairment	45.6		41.7		87.3
Reversal of second quarter restructuring charge	(5.2)				(5.2)
Medical Devices restructuring	7.9				7.9
Write-down of assets to net realizable value	(43.8)		(41.7)		(85.5)
Net cash paid	(24.7)	(0.8)			(25.5)
Remaining liabilities at December 31, 2001	$ 37.5	$ -	$ -	$ 2.0	$ 39.5
Write-down of assets to net realizable value	(16.6)				(16.6)
Net cash paid	(10.0)				(10.0)
Reversal of previous restructuring charges	(5.1)				(5.1)
Remaining liabilities at December 31, 2002	**$ 5.8**	**$ -**	**$ -**	**$ 2.0**	**$ 7.8**

Capacity realignment included charges for plant closing costs, severance benefits, and write-downs of assets for disposal or abandonment as a result of restructuring of manufacturing capacity. Write-downs of assets represented the majority of the charges for 2001.

18. Extraordinary Charges from Early Extinguishment of Debt

During 2002, the Company wrote off unamortized deferred financing fees related to indebtedness repaid prior to its scheduled maturity. As a result, the Company recorded extraordinary charges totaling $15.4 million less applicable income taxes of $5.8 million. During 2001, the Company wrote off unamortized deferred financing fees related to indebtedness repaid prior to its scheduled maturity. As a result, the Company recorded extraordinary charges totaling $6.6 million less applicable income taxes of $2.5 million.

19. Contingencies

The Company is one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of the Company's former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. The Company exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

The following table shows the approximate number of plaintiffs and claimants involved in asbestos claims pending at the beginning of, disposed of and filed during, and pending at the end of, each of the years listed (eliminating duplicate filings):

	2002	2001	2000
Pending at beginning of year	**27,000**	20,000	17,000
Disposed	**24,000**	24,000	17,000
Filed	**21,000**	31,000	20,000
Pending at end of year	**24,000**	27,000	20,000

Approximately 55% of the currently pending claims and lawsuits set forth above involve multiple claimants, and virtually all of the pending claims and lawsuits name a number of additional defendants (typically from 20 to 100 or more). Approximately 40% of the claimants and plaintiffs do not specify the monetary damages sought. Another 39% of the plaintiffs merely recite that the amount of damages sought exceeds the required jurisdictional minimum damages in the court of jurisdiction in which the suit is filed. Approximately 14% of the plaintiffs specify the maximum damages sought in amounts ranging from $10 million to $40 million. Lastly, fewer than 7% of the plaintiffs are involved in lawsuits which specify precise damage amounts, with approximately 5.8% specifying amounts up to $20 million; approximately 0.2% specifying amounts from $20 million to $75 million; and, approximately 0.5% specifying amounts from $75 million to $125 million. In addition, one lawsuit, pending since 1991 and involving fewer than 0.2% of the plaintiffs and approximately 60 defendents, specifies damages of $11 billion.

As indicated by the foregoing summary, modern pleading practice permits considerable variation in the assertion of monetary damages. This variability, together with the actual experience discussed further below of litigating or resolving through settlement hundreds of thousands of asbestos claims and lawsuits over an extended period, demonstrates that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Rather, the amount potentially recoverable for a specific claimant is determined by other factors such as the claimant's severity of disease, product identification evidence against specific defendants, the defenses available to those defendants, the specific jurisdiction in which the claim is made, the claimant's history of smoking or exposure to other possible disease-causative factors, and the various other matters discussed further below.

In addition to the pending claims set forth above, the Company has claims-handling agreements in place with many plaintiffs' counsel throughout the country. These agreements require evaluation and negotiation regarding whether particular claimants qualify under the criteria established by such agreements. The criteria for such claims include verification of a compensable illness and a reasonable probability of exposure to a product manufactured by the Company's former business unit during its manufacturing period ending in 1958. Some plaintiffs' counsel have historically withheld claims under these agreements for later presentation while focusing their attention on active litigation in the tort system. The Company believes that as of December 31, 2002 there are no more than 18,500 of such preexisting but presently unasserted claims against the Company that are not included in the total of pending claims specified in the preceding paragraph. The Company further believes that the bankruptcies of additional co-defendants, as discussed below, have resulted in an acceleration of the presentation and disposition of a number of these previously withheld preexisting claims under such agreements, which claims would otherwise have been presented and disposed of over the next several years. This acceleration is reflected in an increased number of pending asbestos claims and, to the extent disposed, contributes to an increase in asbestos-related payments which is expected to continue in the near term.

The Company is also a defendant in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based upon its past experience, the Company believes that these categories of lawsuits and claims will not involve any material liability and they are not included in the above description of pending matters or in the following description of disposed matters.

Since receiving its first asbestos claim, the Company, as of December 31, 2002, has disposed of the asbestos claims of approximately 286,000 plaintiffs and claimants at an average indemnity payment per claim of approximately $5,600. The Company's indemnity payments for these claims have varied on a per claim basis, and are expected to continue to vary considerably over time. As discussed above, a part of the Company's objective is to achieve, where possible, resolution of asbestos claims pursuant to claims-handling agreements. Under such agreements, qualification by meeting certain illness and exposure criteria has tended to reduce the number of claims presented to the Company that would ultimately be dismissed or rejected due to the absence of impairment or product exposure evidence. The Company expects that as a result, although aggregate spending may be lower, there may be an increase in the per claim average indemnity payment involved in such resolution. In this regard, although the average of such payments has been somewhat higher following the implementation of the claims-handling agreements in the mid-1990s, the annual average amount has not varied materially from year to year in recent years.

The Company believes that its ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. In 1993, the Company established a liability of $975 million to cover indemnity payments and legal fees associated with the resolution of outstanding and expected future asbestos lawsuits and claims. In 1998, an additional liability of $250 million was established. During the third quarter of 2000, the Company established an additional liability of $550 million to cover the Company's estimated indemnity payments and legal fees arising from outstanding asbestos personal injury lawsuits and claims and asbestos personal injury lawsuits and claims expected to be filed in the ensuing several years. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy. In 2002, North American Refractories Co., Kaiser Aluminum Corporation, Harbison Walker Refractories Group, A.P. Green Industries, Inc., Porter Hayden Company, Plibrico Company, Shook & Fletcher Insulation Co., Artra Group (Synkoloid Company), AC&S, A-Best Company and JT Thorpe Co. declared bankruptcy. These companies join others, such as G-I Holdings (GAF), USG Corporation, Federal-Mogul Corporation, Burns & Roe Enterprises, Inc., W.R. Grace & Co., Owens Corning, Fibreboard Corporation, Pittsburgh-Corning, Babcock & Wilcox, Armstrong World Industries and approximately 40 other asbestos defendants who have sought protection under Chapter 11 of the Bankruptcy Code.

The Company has continued to monitor trends which may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company. The Company expects that the gross amount of total asbestos-related payments will be moderately lower in 2003 compared to 2002 and will continue to decline thereafter as the preexisting but presently unasserted claims withheld under the claims handling agreements are presented to the Company and as the number of potential future claimants continues to decrease. However, the trend toward lower aggregate annual payments has not occurred as soon as had been anticipated when the additional liability was established in 2000. In addition, the number of claims and lawsuits filed against the Company has exceeded the number anticipated at that time. In early March 2002, the Company initiated a comprehensive review to determine whether further adjustment of asbestos-related liabilities was appropriate. At the conclusion of this review in April, the Company determined that an additional charge of $475 million would be appropriate to adjust the reserve for estimated future asbestos-related costs. The material components of the Company's accrual, including this additional accrued amount, are the following: (i) the Company's estimate at that date of the reasonably probable contingent liability for asbestos claims already asserted against the Company, (ii) the Company's estimate at that date of the contingent liability for preexisting but unasserted asbestos claims for prior periods arising under its administrative claims-handling agreements with various plaintiffs' counsel, (iii) the Company's estimate at that time of the contingent liability for asbestos claims not yet asserted against the Company, but which the Company believes it is reasonably probable will be asserted in the next several years, to the degree that such an estimation as to future claims is possible, and (iv) the Company's estimate of legal defense costs likely to be incurred in connection with the foregoing types of claims.

The significant assumptions underlying the material components of the Company's accrual are:

a) the extent to which settlements are limited to claimants who were exposed to the Company's asbestos-containing insulation prior to its exit from that business in 1958;
b) the extent to which claims are resolved under the Company's administrative claims agreements or on terms comparable to those set forth in those agreements;
c) the extent of reduction in the inventory of pending serious disease cases;
d) the extent to which the Company is able to successfully defend itself at trial;
e) the extent of actions by courts to eliminate or reduce the diversion of financial resources for unimpaired claimants and so-called forum shopping;
f) the extent to which additional defendants with substantial resources and assets are required to participate significantly in the resolution of future asbestos cases and claims;
g) the number and timing of co-defendant bankruptcies; and
h) the extent to which the resolution of co-defendant bankrupt cies divert resources to unimpaired claimants.

The Company believes that any possible loss or range of loss in addition to the foregoing charge cannot be reasonably estimated. While the Company cannot reasonably estimate the precise timing of payment, the Company believes that its liabilities for the next several years will not exceed the amount accrued, based on its expectation of continuing moderate declines in annual spending for asbestos-related costs.

The Company has previously pursued recovery of its losses from third parties, particularly its insurance carriers, and has largely resolved all of its significant coverage claims. The Company expects some further recovery from deferred payment provisions of existing settlement agreements and from pursuing certain additional reimbursement claims. However, the Company does not expect to recover additional material amounts in excess of the recorded receivable of $12.2 million at December 31, 2002.

In April 1999, Crown Cork & Seal Technologies Corporation ("CCS") filed suit against Continental PET Technologies, Inc. ("CPT"), a wholly-owned subsidiary of the Company, in the United States District Court for the District of Delaware alleging that certain plastic containers manufactured by CPT, primarily multi-layer PET containers with barrier properties, infringe CCS's U.S. Patent 5,021,515 relating to an oxygen-scavenging material. CCS is a party to an agreement with Chevron Philips Chemical Company ("Chevron") under which Chevron has rights to sublicense certain CCS patents, including, Chevron believed, the patent involved in the suit against CPT. To avoid the cost of litigation, CPT took a sublicense from Chevron under the patent in suit and other patents. Chevron then entered the suit to defend and assert its right to sublicense the patent in suit to CPT. In November 2002, the Delaware District Court concluded that Chevron did not have the rights it purported to sublicense to CPT.

Subject to any appeal by Chevron, the decision will allow CCS to pursue its lawsuit against CPT, which is in its initial stages and was stayed pending resolution of the Chevron claims. In the lawsuit, CCS seeks certain monetary damages and injunctive relief. At such time as the suit against CPT is reinstituted, CPT will pursue all defenses available to it. However, if the Court were to reach conclusions adverse to CPT on the claims for monetary damages asserted by CCS, the Company believes such determination would not have a material adverse effect on the Company's consolidated results of operations and financial position, and any such damages could be covered in part by third party indemnification. Additionally, an adverse decision with respect to CCS's request for injunctive relief is not likely to have a material adverse effect on the Company because it believes that it can pursue alternative technologies for the manufacture of multi-layer PET containers with barrier properties.

Other litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine and involve compensatory, punitive or treble damage claims as well as other types of relief.

The ultimate legal and financial liability of the Company in respect to the lawsuits and proceedings referred to above, in addition to other pending litigation, cannot be estimated with certainty. The Company's reported results of operations for 2002 have been materially affected by the $475 million first quarter charge and asbestos-related payments continue to be substantial. Any possible future additional accrual would likewise materially affect the Company's results of operations in the period in which it might be recorded. Also, the continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect the Company's cost of borrowing and its ability to pursue global or domestic acquisitions. However, the Company believes that its operating cash flows and other sources of liquidity will be sufficient to pay its obligations for asbestos-related costs and to fund its working capital and capital expenditure requirements on a short-term and long-term basis.

20. Segment Information

The Company operates in the rigid packaging industry. The Company has two reportable product segments within the rigid packaging industry: (1) Glass Containers and (2) Plastics Packaging. The Glass Containers segment includes operations in North America, Europe, the Asia Pacific region, and South America. The Plastics Packaging segment consists of two business units - consumer products (plastic containers and closures) and prescription products. The Other segment consists primarily of the Company's labels and carriers products business unit, substantially all of which was divested in early 2001.

The Company evaluates performance and allocates resources based on earnings before interest income, interest expense, provision for income taxes, minority share owners' interests in earnings of subsidiaries, extraordinary charges and cumulative effect of accounting change (collectively "EBIT") excluding unusual items. EBIT for product segments includes an allocation of corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. For the Company's U.S. pension plans, net periodic pension cost (credit) has been allocated to product segments while the related prepaid pension asset is included in the caption "Eliminations and Other Retained". Net sales as shown in the geographic segment information are based on the location of the Company's affiliate which recorded the sales.

Certain prior year amounts have been reclassified in order to conform to current year presentation.

Notes to Consolidated Financial Statements

Financial information regarding the Company's product segments is as follows:

	Glass Containers	Plastics Packaging	Other	Total Product Segments	Eliminations and Other Retained	Consolidated Totals
Net sales:						
2002	**$3,875.2**	**$1,765.2**	**$ -**	**$5,640.4**		**$5,640.4**
2001	3,572.3	1,825.7	4.5	5,402.5		5,402.5
2000	3,695.6	1,787.6	68.9	5,552.1		5,552.1
EBIT, excluding unusual items and goodwill amortization:						
2002	**$ 709.0**	**$ 258.2**	**$ -**	**$ 967.2**	**$ (78.0)**	**$ 889.2**
2001	627.1	287.2	0.2	914.5	(57.9)	856.6
2000	634.4	293.9	4.1	932.4	23.4	955.8
Unusual items:						
2002:						
Adjustment of reserve for estimated future asbestos-related costs					$ (475.0)	$ (475.0)
2001:						
Gain on the sale of a minerals business in Australia	$ 10.3			$ 10.3		10.3
Gain on the sale of the Company's label business			$ 2.8	2.8		2.8
Gain on the sale of the Company's Harbor Capital business					457.3	457.3
Restructuring and impairment charges	(64.3)	$ (17.8)		(82.1)		(82.1)
Loss on the sale of the Company's facilities in India	(31.0)			(31.0)		(31.0)
Special employee benefit programs	(7.6)	(3.5)		(11.1)	(19.8)	(30.9)
Charges related to certain contingencies		(8.5)		(8.5)		(8.5)
Restructuring manufacturing capacity in the medical devices business		(7.9)		(7.9)		(7.9)
2000:						
Adjustment of reserve for estimated future asbestos-related costs					(550.0)	(550.0)
Charges related to consolidation of manufacturing capacity	(120.4)	(2.0)		(122.4)		(122.4)
Charges related to early retirement incentives and special termination benefits	(22.0)	(9.2)		(31.2)	(21.2)	(52.4)
Charges related to impairment of property, plant and equipment in India	(40.0)			(40.0)		(40.0)
Other charges, principally related to the write-off of software	(3.6)			(3.6)	(29.9)	(33.5)
Depreciation and amortization expense (1):						
2002	**$ 319.1**	**$ 150.9**	**$ -**	**$ 470.0**	**$ 10.7**	**$ 480.7**
2001	298.3	134.6	5.4	438.3	13.1	451.4
2000	299.0	132.6	3.4	435.0	19.6	454.6
Total assets:						
2002	**$5,851.6**	**$2,893.4**	**$ -**	**$8,745.0**	**$1,124.3**	**$9,869.3**
2001	5,579.5	3,355.0	34.9	8,969.4	1,137.2	10,106.6
2000	5,633.8	3,398.4	117.0	9,149.2	1,194.0	10,343.2
Capital expenditures (2):						
2002	**$ 319.2**	**$ 172.2**	**$ -**	**$ 491.4**	**$ 4.6**	**$ 496.0**
2001	351.3	177.2	0.5	529.0	2.9	531.9
2000	290.9	184.9	2.4	478.2	3.2	481.4

(1) Excludes goodwill amortization for 2001 and 2000 for comparative purposes.
(2) Excludes property, plant and equipment acquired through acquisitions.

Financial information regarding the Company's geographic segments is as follows:

	North America	Europe	Asia Pacific	South America	Total Geographic Segments
Net sales:					
2002	**$ 3,480.7**	**$ 999.8**	**$ 694.2**	**$ 465.7**	**$ 5,640.4**
2001	3,301.1	913.0	660.6	527.8	5,402.5
2000	3,390.5	896.9	760.0	504.7	5,552.1
EBIT, excluding unusual items and goodwill amortization:					
2002	**$ 636.6**	**$ 112.6**	**$ 127.0**	**$ 91.0**	**$ 967.2**
2001	606.4	94.0	120.6	93.5	914.5
2000	622.1	87.5	145.2	77.6	932.4
Unusual items:					
2001:					
Gain on the sale of a minerals business in Australia			$ 10.3		$ 10.3
Gain on the sale of the Company's label business	$ 2.8				2.8
Restructuring and impairment charges	(51.0)	$ (7.1)	(0.8)	$ (23.2)	(82.1)
Loss on the sale of the Company's facilities in India			(31.0)		(31.0)
Special employee benefit programs	(7.9)	(0.7)	(2.3)	(0.2)	(11.1)
Charges related to certain contingencies	(8.5)				(8.5)
Restructuring manufacturing capacity in the medical devices business	(7.9)				(7.9)
2000:					
Charges related to consolidation of manufacturing capacity	(126.0)			3.6	(122.4)
Charges related to early retirement incentives and special termination benefits	(31.2)				(31.2)
Charges related to impairment of property, plant, and equipment in India			(40.0)		(40.0)
Other				(3.6)	(3.6)

The Company's net fixed assets by geographic segment are as follows:

	United States	Foreign	Total
2002	**$ 1,729.7**	**$ 1,594.4**	**$ 3,324.1**
2001	1,688.2	1,571.7	3,259.9
2000	1,721.8	1,563.1	3,284.9

Reconciliations to consolidated totals are as follows:

	2002	2001	2000
Revenues:			
Net sales for reportable segments	**$ 5,640.4**	$ 5,402.5	$ 5,552.1
Royalties and net technical assistance	**24.2**	24.6	25.3
Equity earnings	**27.0**	19.4	19.8
Interest income	**24.1**	26.9	32.5
Other revenue	**44.4**	539.9	185.1
Total	**$ 5,760.1**	$ 6,013.3	$ 5,814.8
Reconciliation of EBIT to earnings (loss) before income taxes and minority share owners' interest in earnings:			
EBIT, excluding unusual items and goodwill amortization for reportable segments	**$ 967.2**	$ 914.5	$ 932.4
Unusual items excluded from reportable segment information		(127.5)	(197.2)
Eliminations and other retained items, excluding unusual items	**(78.0)**	(57.9)	23.4
Unusual items excluded from eliminations and other retained items	**(475.0)**	437.5	(601.1)
Amortization of goodwill		(92.3)	(94.9)
Net interest expense	**(397.6)**	(407.1)	(454.2)
Total	**$ 16.6**	$ 667.2	$ (391.6)

Selected Quarterly Financial Data (unaudited)

The following tables present selected financial data by quarter for the years ended December 31, 2002 and 2001:

	2002				
	First Quarter (a)	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 1,310.9	$1,497.3	$1,472.1	$1,360.1	$ 5,640.4
Gross profit	$ 291.1	$ 344.2	$ 334.4	$ 257.3	$ 1,227.0
Earnings (loss) before extraordinary item and cumulative effect of accounting change	$ (238.6)	$ 96.9	$ 97.9	$ 53.2	$ 9.4
Extraordinary charge from early extinguishment of debt, net of applicable income taxes	(6.7)			(2.9)	(9.6)
Cumulative effect of accounting change	(460.0)				(460.0)
Net earnings (loss)	$ (705.3)	$ 96.9	$ 97.9	$ 50.3	$ (460.2)
Earnings (loss) per share of common stock: (b)					
Basic:					
Before extraordinary item and cumulative effect of accounting change	$ (1.67)	$ 0.62	$ 0.63	$ 0.33	$ (0.08)
Extraordinary charge	(0.05)			(0.02)	(0.07)
Cumulative effect of accounting change	(3.14)				(3.14)
Net earnings (loss)	$ (4.86)	$ 0.62	$ 0.63	$ 0.31	$ (3.29)
Diluted:					
Before extraordinary item and cumulative effect of accounting change	$ (1.67)	$ 0.62	$ 0.63	$ 0.32	$ (0.08)
Extraordinary charge	(0.05)			(0.02)	(0.07)
Cumulative effect of accounting change	(3.14)				(3.14)
Net earnings (loss)	$ (4.86)	$ 0.62	$ 0.63	$ 0.30	$ (3.29)

(a) In the first quarter of 2002, the Company recorded an adjustment of $475.0 million ($308.8 million after tax) to the reserve for estimated future asbestos-related costs. The net aftertax effect of this charge is a reduction in earnings per share of $2.11 (diluted).

(b) Earnings per share are computed independently for each period presented. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

Selected Quarterly Financial Data (unaudited)

	2001				
	First Quarter (a)	Second Quarter (b)	Third Quarter	Fourth Quarter (c)	Total
Net sales	$ 1,306.1	$ 1,389.8	$ 1,360.2	$ 1,346.4	$ 5,402.5
Gross profit	$ 278.4	$ 306.5	$ 323.3	$ 275.9	$ 1,184.1
Earnings (loss) before extraordinary item	$ 48.9	$ 247.6	$ 69.4	$ (5.2)	$ 360.7
Extraordinary charge from early extinguishment of debt, net of applicable income taxes		(4.1)			(4.1)
Net earnings (loss)	$ 48.9	$ 243.5	$ 69.4	$ (5.2)	$ 356.6
Earnings (loss) per share of common stock: (d)					
Basic:					
Before extraordinary item	$ 0.30	$ 1.67	$ 0.44	$ (0.07)	$ 2.33
Extraordinary charge		(0.03)			(0.03)
Net earnings (loss)	$ 0.30	$ 1.64	$ 0.44	$ (0.07)	$ 2.30
Diluted:					
Before extraordinary item	$ 0.30	$ 1.61	$ 0.44	$ (0.07)	$ 2.33
Extraordinary charge		(0.03)			(0.03)
Net earnings (loss)	$ 0.30	$ 1.58	$ 0.44	$ (0.07)	$ 2.30

(a) In the first quarter of 2001, the Company recorded pretax gains totaling $13.1 million ($12.0 million after tax) related to the sale of the Company's label business and the sale of a minerals business in Australia. The net aftertax effect of these items is an increase in earnings per share of $0.08 (diluted).

(b) In the second quarter of 2001, the Company recorded the following:

A pretax gain of $457.3 million ($284.4 million after tax) related to the sale of the Company's Harbor Capital Advisors business. The net aftertax effect is an increase in earnings per share of $1.96 (diluted).

Charges totaling $88.4 million ($69.2 million after tax and minority share owners' interests) for: (1) $79.9 million ($63.9 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations, and (2) $8.5 million ($5.3 million after tax) for certain contingencies. The net aftertax effect of these items is a reduction in earnings per share of $0.48 (diluted).

Charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs. The net aftertax effect of these items is a reduction in earnings per share of $0.13 (diluted).

A charge of $6.0 million to adjust tax liabilities in Italy as a result of recent legislation. This item is a reduction in earnings per share of $0.04 (diluted).

A net charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture. The net aftertax effect is a reduction in earnings per share of $0.02 (diluted).

(c) The fourth quarter of 2001 includes charges totaling $41.1 million ($37.3 million after tax) for the following: (1) $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (2) $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business; and (3) $2.2 million ($1.4 million after tax) related to restructuring initiatives at certain of the Company's Plastic Packaging facilities. The net aftertax effect of these items is a reduction in earnings per share of $0.25.

(d) Earnings per share are computed independently for each period presented. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

Five Year Summary of Selected Financial Data

(Dollar amounts in millions, except per share data)

Years Ended December 31,	**2002**	2001	2000	1999	1998 (a)
Consolidated operating results:					
Net sales	**$ 5,640.4**	$ 5,402.5	$ 5,552.1	$ 5,522.9	$ 5,306.3
Other revenue (b)	**119.7**	610.8	262.7	263.8	193.0
	5,760.1	6,013.3	5,814.8	5,786.7	5,499.3
Costs and expenses:					
Manufacturing, shipping and delivery	**4,413.4**	4,218.4	4,359.1	4,296.4	4,075.6
Research, engineering, selling, administrative and other (c)	**908.4**	693.7	1,360.6	566.6	834.7
Earnings before interest expense and items below	**438.3**	1,101.2	95.1	923.7	589.0
Interest expense (d)	**421.7**	434.0	486.7	425.9	380.0
Earnings (loss) before items below	**16.6**	667.2	(391.6)	497.8	209.0
Provision (credit) for income taxes (e)	**(18.3)**	286.4	(143.9)	185.5	66.7
Minority share owners' interests in earnings of subsidiaries	**25.5**	20.1	22.0	13.2	20.2
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**9.4**	360.7	(269.7)	299.1	122.1
Extraordinary charges from early extinguishment of debt, net of applicable income taxes (f)	**(9.6)**	(4.1)		(0.8)	(14.1)
Cumulative effect of accounting change (g)	**(460.0)**				
Net earnings (loss)	**$ (460.2)**	$ 356.6	$ (269.7)	$ 298.3	$ 108.0
Basic earnings (loss) per share of common stock:					
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ (0.08)**	$ 2.33	$ (2.00)	$ 1.80	$ 0.71
Extraordinary charges	**(0.07)**	(0.03)		(0.01)	(0.09)
Cumulative effect of accounting change	**(3.14)**				
Net earnings (loss)	**$ (3.29)**	$ 2.30	$ (2.00)	$ 1.79	$ 0.62
Weighted average shares outstanding (in thousands)	**146,616**	145,456	145,983	153,804	149,970
Diluted earnings (loss) per share of common stock:					
Earnings (loss) before extraordinary items and cumulative effect of accounting change	**$ (0.08)**	$ 2.33	$ (2.00)	$ 1.79	$ 0.71
Extraordinary charges	**(0.07)**	(0.03)		(0.01)	(0.09)
Cumulative effect of accounting change	**(3.14)**				
Net earnings (loss)	**$ (3.29)**	$ 2.30	$ (2.00)	$ 1.78	$ 0.62
Diluted average shares (in thousands)	**146,616**	145,661	145,983	155,209	150,944

The Company's convertible preferred stock was not included in the computation of 2001, 1999 and 1998 diluted earnings per share since the result would have been antidilutive. For the years ended December 31, 2002 and 2000, diluted earnings per share of common stock are equal to basic earnings per share of common stock due to the net loss. The Company's exchangeable preferred stock was not included in the computation of 1998 diluted earnings per share since the result would have been antidilutive. Options to purchase 7,776,942, 3,357,449, and 1,160,667 weighted average shares of common stock which were outstanding during 2001, 1999, and 1998, respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Five Year Summary of Selected Financial Data

Dollar amounts in millions

Years Ended December 31,	2002	2001	2000	1999	1998 (a)
Other data:					
The following are included in net earnings:					
Depreciation	$ 428.2	$ 403.2	$ 412.6	$ 403.7	$ 358.5
Amortization of goodwill (g)		92.3	94.9	97.5	76.7
Amortization of intangibles	29.4	28.3	31.9	35.2	21.3
Amortization of deferred finance fees (included in interest expense)	23.1	19.9	10.1	8.9	7.4
	$ 480.7	$ 543.7	$ 549.5	$ 545.3	$ 463.9
Balance sheet data (at end of period):					
Working capital	$ 590	$ 756	$ 764	$ 837	$ 850
Total assets	9,869	10,107	10,343	10,756	11,061
Total debt	5,346	5,401	5,850	5,939	5,917
Share owners' equity	1,671	2,152	1,883	2,350	2,472

(a) Results of operations and other data since April 1998 include the acquisition of the worldwide glass and plastics packaging businesses of BTR plc, and the related financings.

(b) Other revenue in 2001 includes: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business and (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia.

Other revenue in 1999 includes gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

Other revenue in 1998 includes: (1) a gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, net of charges for related equipment write-offs and capacity adjustments, under which the Company had produced plastic multipack carriers for beverage cans and (2) a loss of $5.7 million ($3.5 million after tax) on the sale of a discontinued operation by an equity investee.

(c) Amount for 2002 includes an adjustment of $475.0 million ($308.8 million after tax) to the reserve for estimated future asbestos-related costs.

Amount for 2001 includes: (1) charges of $82.1 million ($65.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the Company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (2) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the Company's facilities in India; (3) charges of $30.9 million ($19.4 million after tax) related to special employee benefit programs; (4) a charge of $8.5 million ($5.3 million after tax) for certain contingencies; and (5) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

In 2000, the Company recorded pretax charges totaling $798.3 million ($513.1 million after tax and minority share owners' interests) for the following: (1) $550.0 million ($342.1 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $52.4 million ($32.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pretax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

Amount for 1999 includes charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and Latin America.

In 1998, the Company recorded: (1) a charge of $250.0 million ($154.4 million after tax) related to adjustment of the reserve for estimated future asbestos-related costs; (2) charges of $72.6 million ($47.4 million after tax and minority share owners' interests) related principally to a plant closing in the United Kingdom and restructuring costs at certain international affiliates; and (3) a net charge of $0.9 million ($0.6 million after tax) for the settlement of certain environmental litigation and the reduction of previously established reserves for guarantees of certain obligations of a previously divested business.

(d) Amount for 2001 includes a net interest charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

(e) Amount for 2001 includes a $6.0 million charge to adjust tax liabilities in Italy as a result of recent legislation.

Amount for 2000 includes a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation.

In 1998, the Company recorded a credit of $15.1 million to adjust net deferred income tax liabilities as a result of a reduction in Italy's statutory income tax rate.

(f) In accordance with the adoption of FAS 145 on January 1, 2003, as noted in Note 1 of the Notes to the Consolidated Financial Statements, these amounts will be reclassified to interest expense and the provision for income taxes.

(g) On January 1, 2002, the Company adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). As required by FAS No. 142, the Company changed its method of accounting for goodwill and discontinued amortization of goodwill effective January 1, 2002. Also as required by FAS No.142, the transitional goodwill impairment loss of $460.0 million is recognized as the cumulative effect of a change in method of accounting.

Corporate

World Headquarters Building
Toledo, OH

Levis Development Park
Perrysburg, OH

Glass Containers

Glass containers for food, malt beverages including beer and ready-to-drink low alcohol refreshers, beverages, wine, drugs and chemicals, liquor, and other products; glass container forming machines and machine parts.

North American Operations

United States
Plants
- Atlanta, GA
- Auburn, NY
- Brockway, PA
- Charlotte, MI
- Clarion, PA
- Crenshaw, PA
- Danville, VA
- Hayward, CA
- Lapel, IN
- Los Angeles, CA
- Muskogee, OK
- Oakland, CA
- Portland, OR
- Streator, IL
- Toano, VA
- Tracy, CA
- Waco, TX
- Winston-Salem, NC
- Zanesville, OH

Machine Shops
- Brockway, PA
- Godfrey, IL

Canada
Plants
- Brampton, Ontario
- Lavington, British Columbia
- Milton, Ontario
- Montreal, Quebec
- Scoudouc, New Brunswick
- Toronto, Ontario

Asia Pacific Operations

Australia
ACI Glass Packaging
Plants
- Adelaide
- Brisbane
- Melbourne
- Perth
- Sydney

Mold Shop
- Melbourne

China (People's Republic of China)
ACI Guangdong Glass Company Ltd.
Guangzhou

ACI Shanghai Glass Company Ltd.
Shanghai

Wuhan Owens Glass Container Company Ltd.
Wuhan

ACI Tianjin Mould Company Ltd.
Tianjin

Indonesia
PT Kangar Consolidated Industries
Jakarta

New Zealand
ACI New Zealand Glass Manufacturers
Auckland

Glass Containers (Continued)

European Operations

Czech Republic
Avirunion, a.s.
Sokolov
Teplice

Estonia
AS Jarvakandi Klaas
Jarvakandi

Finland
Karhulan Lasi Oy
Karhula

Hungary
United Hungarian Glass Containers, Kft.
Oroshaza

Italy
AVIR S.p.A. and consolidated subsidiaries
Plants
Asti
Bari
Bologna
Milan (2)
Napoli
Pordenone
Rome
Trento (2)
Treviso
Mold Shop
Napoli

Poland
Owens-Illinois Polska, S.A.
Antoninek
Jaroslaw

Spain
Vidrieria Rovira, S.A.
Barcelona

United Kingdom
United Glass Ltd.
Alloa
Harlow
Sand Plant
Devilla
Machine Shop
Birmingham

South American Operations

Brazil
Companhia Industrial Sao Paulo e Rio (CISPER)
Plants
Rio de Janeiro
Sao Paulo
Machine Shop
Manaus
Silica Sand Plant
Descalvado

Colombia
Cristaleria Peldar, S.A.
Plants
Buga
Envigado
Soacha
Zipaquira
Machine Shop
Cali
Silica Sand Plant
Zipaquira

Ecuador
Cristaleria del Ecuador, S.A.
Guayaquil

Peru
Vidrios Industriales, S.A.
Callao

Venezuela
Owens-Illinois de Venezuela, C.A.
Valencia

Fabrica de Vidrio Los Andes, C.A.
Valera

Plastics Packaging

Plastics packaging for personal care, health care, household, food, beverage, automotive fluid products, chemical, and other products. Plastic containers; closures and closure systems incorporating features such as tamper evidence, child resistance, and dispensing; injection-molded containers. Prescription containers such as plastic and glass ovals, vials, rounds, squares, and ointment jars.

North American Operations

Consumer Products

United States

Alta Vista, VA
Baltimore, MD
Bedford, NH
Belvidere, NJ
Bowling Green, OH
Bridgeport, CT
Brookville, PA
Cartersville, GA
Chicago, IL
Cincinnati, OH
Constantine, MI
Edison, NJ
El Paso, TX
Erie, PA
Findlay, OH
Florence, KY (2)
Franklin, IN
Fremont, OH
Greenville, SC
Hamlet, NC
Harrisonburg, VA
Hattiesburg, MS
Hazleton, PA
Henderson, NV
Iowa City, IA
Kansas City, MO
Kissimmee, FL
La Mirada, CA
Modesto, CA
Nashua, NH
Rockwall, TX
Rocky Mount, NC
Rossville, GA
St. Louis, MO
Sullivan, IN
Tolleson, AZ
Vandalia, IL
Washington, NJ

Mexico

Continental PET Technologies de Mexico, Inc.
Pachuca

Regioplast, S.A. de C.V.
Mexico City

Puerto Rico

Owens-Illinois Specialty Products Puerto Rico, Inc.
Las Piedras

Prescription Products

Berlin, OH

Asia Pacific Operations

Australia

Adelaide
Brisbane (3)
Berri
Drouin
Melbourne (5)
Perth (2)
Sydney (2)
Wadonga

Singapore

Singapore

New Zealand

Auckland
Christchurch

European Operations

Finland

Ryttylan Muovi Oy
Ryttyla

Hungary

Continental PET Technologies Hungary, Kft
Gyor

Netherlands

PET Technologies, BV
Etten-Leur

United Kingdom

PET Technologies, BV
Chalgrove

South American Operations

Brazil

Continental PET do Brasil Ltda.
Sao Paulo

Ecuador

Guayaquil

Venezuela

Owens-Brockway Plastics de Venezuela C.A.
Valencia

Directors and Officers

Directors

Joseph H. Lemieux
Chairman of the Board and
Chief Executive Officer

Thomas L. Young
Executive Vice President -
Administration and General Counsel

Gary F. Colter
President
CRS Inc.

Robert J. Dineen
Chairman of the Board,
Layne Christensen Company

Edward A. Gilhuly
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

James H. Greene, Jr.
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

Anastasia D. Kelly

John J. McMackin, Jr.
Member, Williams & Jensen, P.C.

Michael W. Michelson
Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

George R. Roberts
Managing Member of KKR & Co. L.L.C.,
the general partner of
Kohlberg Kravis Roberts & Co., L.P.

Officers

Joseph H. Lemieux
Chairman of the Board and
Chief Executive Officer

Terry L. Wilkison
Executive Vice President -
Plastics Group General Manager

Thomas L. Young
Executive Vice President -
Administration and General Counsel

John Bachey
Vice President, Glass Container Sales
and Marketing

James W. Baehren
Vice President and Director of Finance
and Corporate Secretary

Joseph V. Conda
Vice President, General Manager,
Prescription Products

L. Richard Crawford
Vice President, Global Glass Technology

Jeffrey A. Denker
Treasurer

Larry A. Griffith
Vice President, General Manager,
Plastic Containers

W. Bruce Larsen
Vice President, General Manager,
Food and Beverage

Gerald J. Lemieux
Vice President, Corporate Strategy

Michael D. McDaniel
Vice President, General Manager,
Closure and Specialty Products

Philip McWeeny
Vice President, General Counsel - Corporate

Gilberto Restrepo
Vice President, General Manager,
Latin American Glass Container Operations

Peter J. Robinson
Vice President, General Manager,
Asia Pacific Operations

Robert A. Smith
Vice President, General Manager,
Domestic Glass Container

Franco Todisco
Vice President, General Manager,
European Operations

Edward C. White
Vice President and Controller

Company Information

Exchange Listings
Owens-Illinois Common Stock (symbol OI) and Owens-Illinois Convertible Preferred Stock (symbol OI.PrA) are listed on the New York Stock Exchange. Options on the Company's stock are traded on the Chicago Board Options Exchange.

Transfer Agent for Common Stock and Convertible Preferred Stock
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
EquiServe Website: http://www.equiserve.com
Phone: (781) 575-2724
Hearing Impaired: TDD 1-800-952-9245

Any inquiries regarding your account or certificates should be referred to EquiServe Trust Company, N.A.

Trustees
8-7/8% Senior Secured Notes, due 2009
8-3/4% Senior Secured Notes, due 2012

U.S. Bank, N.A.
Corporate Trust Services
U.S. Bank Trust Center
180 East Fifth Street, 2nd Floor
St. Paul, MN 55101

7.85% Senior Notes, due 2004
7.15% Senior Notes, due 2005
8.10% Senior Notes, due 2007
7.35% Senior Notes, due 2008
7.50% Senior Debentures, due 2010
7.80% Senior Debentures, due 2018

Bank of New York
101 Barclay Street
New York, NY 10286

Annual Meeting
The annual meeting of share owners will be held at 2:00 p.m. on Wednesday, May 14, 2003, in the auditorium of the Owens-Illinois World Headquarters Building, One SeaGate, Toledo, OH.

Forms 10-K and 10-Q
The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission, may be obtained without charge by contacting:
Owens-Illinois, Inc.
Investor Relations
One SeaGate
Toledo, OH 43666
Phone (419) 247-2400

These reports are also available without charge on the Company's website at www.o-i.com.

Website
For further information about Owens-Illinois, visit the Company's website at www.o-i.com.

Market for Common Stock
As shown below, the price range for the Company's Common Stock on the New York Stock Exchange, as reported by National Association of Securities Dealers, was as follows:

	2002		2001	
	High	Low	High	Low
First Quarter	$17.61	$ 9.55	$ 9.71	$5.63
Second Quarter	19.19	13.50	8.46	5.85
Third Quarter	14.00	9.80	7.90	4.03
Fourth Quarter	15.78	10.00	10.08	3.62

No dividends have been declared or paid on the common stock since the Company's initial public offering in December 1991.

Share Owners
The number of share owners of record on January 31, 2003, was 1,567. Approximately 70% of the outstanding shares were registered in the name of Depository Trust Company, or CEDE, which held such shares on behalf of 188 brokerage firms, banks, and other financial institutions. The shares attributed to these financial institutions, in turn, represented the interests of more than 25,000 beneficial owners.

Corporate Headquarters
Owens-Illinois, Inc.
One SeaGate
Toledo, OH 43666

OWENS-ILLINOIS

One SeaGate
Toledo, Ohio 43666

www.o-i.com